Filed Pursuant to Rule 424(b)(3)
Registration No. 333-114800

9,010,779 Shares SpectraSite, Inc. Common Stock

       All of the shares of common stock are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the shares being sold by these selling stockholders.

       On May 10, 2004, the last reported sale price of our common stock, which is listed on the New York Stock Exchange under the ticker symbol “SSI,” was $36.45 per share.

       See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$36.2500	$326,640,738.75
Underwriting discount	$1.1669	$10,514,678.02
Proceeds to the selling stockholders	$35.0831	$316,126,060.73

       To the extent that the underwriters sell more than 9,010,779 shares of common stock, the underwriters have the option to purchase up to an additional 1,351,616 shares from the selling stockholders at the public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on May 14, 2004.

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

Citigroup

Lehman Brothers

Raymond James

Prospectus dated May 10, 2004.

PROSPECTUS SUMMARY

       You should read this entire prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements.

SpectraSite

Overview

       We are one of the largest, in terms of number of towers, and fastest growing, in terms of revenue growth, wireless tower operators in the United States. Our business is owning, leasing and licensing antenna sites on wireless and broadcast towers, owning and licensing in-building shared infrastructure systems and managing access to rooftop telecommunications on commercial real estate. For the three months ended March 31, 2004, 100% of our revenues came from our leasing and licensing operations.

       We have a portfolio of over 7,500 towers, primarily located in the top 100 basic trading area, or “BTA,” markets in the United States. We believe that the growing use of wireless communications services together with capacity constraints in the top 100 BTA markets will continue to increase the demand for tower assets located in these markets and drive the growth of our business.

       We emerged from bankruptcy on February 10, 2003. Under our Plan of Reorganization, we extinguished $1.76 billion of indebtedness. Our reorganization is discussed in greater detail in other sections of this prospectus.

       Our business is characterized by stable and recurring revenues, predictable operating costs and a low level of capital expenditures. We expect to continue to increase our revenues by adding new customers to our towers and by providing additional space to our existing customers. Revenues from our existing customers are expected to grow because of contractual provisions that increase our customers’ payments to us on an annual basis. We also experience minimal customer turnover due to long-term customer contracts, the quality of our assets and the significant relocation costs for our existing customers. Approximately 83% of our revenues are derived from the six largest wireless service providers and their affiliates. For the three months ended March 31, 2004, two of these wireless service providers and their affiliates were responsible for 50% of our revenues. In addition, we currently operate with the lowest levels of debt and leverage among publicly traded tower companies.

       We generated net income of approximately $7.1 million in the three months ended March 31, 2004. We incurred a net loss of approximately $19.7 million in the eleven months ended December 31, 2003 and generated net income of $345.0 million in the one month ended January 31, 2003. Our net income for the one month ended January 31, 2003 includes non-recurring amounts related to our reorganization, including a gain on debt discharge of approximately $1.03 billion and reorganization expense items of $668.6 million. We incurred net losses of approximately $775.0 million in 2002, $654.8 million in 2001 and $157.6 million in 2000. As of December 31, 2002, prior to our emergence from bankruptcy, we had an accumulated deficit of $1.7 billion and a stockholders’ deficit of $75.1 million.

Our Business

       Our business consists of site leasing and licensing operations. As of March 31, 2004, we owned or operated 7,504 wireless towers and in-building systems and 78 broadcast towers. We have major metropolitan market clusters in Los Angeles, Chicago, San Francisco, Philadelphia, Detroit and Dallas. Our principal business is the leasing of space on our antenna sites to wireless carriers, which represents approximately 94% of our monthly revenues. Additionally, we have the exclusive rights to provide in-building systems to wireless carriers in over 300 retail shopping malls, casino/hotel resorts and office buildings. We are also the exclusive site manager for over 10,000 rooftop real estate properties in the United States. Because the costs of operating a tower are largely fixed, we believe that our highest returns will be achieved by leasing and licensing additional space on our existing sites.

       On December 16, 2003, we decided to discontinue our broadcast services division, and on March 1, 2004, the division was sold. The results of broadcast services operations have been reported separately as discontinued operations in the balance sheets and statements of operations. Prior period financial statements have been restated to present the operations of the division as a discontinued operation.

Reorganization

       The financial difficulties experienced by the telecommunications and broadcast industries in recent years have severely impacted capital availability within the wireless telecommunications and broadcast sectors. Many of our customers were forced to reduce scheduled capital expenditures, which in turn impeded our revenue and earnings growth and, therefore, our ability to service our long-term debt. In November 2002, after a review of our business and our prospects, we concluded that recoveries to creditors and equity holders would be maximized by a consensual restructuring implemented under chapter 11 of the Bankruptcy Code. In connection with this restructuring, we extinguished $1.76 billion of indebtedness in return for issuing approximately 47.5 million shares of our common stock. Also, in connection with this restructuring, all of our common stock outstanding prior to our bankruptcy was cancelled in exchange for warrants to purchase an aggregate of approximately 2.5 million shares of our common stock.

       Our operating subsidiaries, including SpectraSite Communications, Inc., or “Communications,” were not part of the bankruptcy reorganization. Our senior management team remained with us through the reorganization. After our emergence from bankruptcy, our largest stockholders were affiliates of Apollo Management V, L.P. and certain funds managed by Oaktree Capital Management, LLC.

The Offering

Common stock offered by the selling stockholders	9,010,779 shares

Common stock outstanding before and after this offering	48,216,194 shares

Dividend policy	We have not paid any cash dividends on our common stock in the past and currently do not expect to pay dividends or make any other distributions on our common stock in the immediate future.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

New York Stock Exchange symbol	“SSI”

       All of the shares of common stock in this offering are being sold by the selling stockholders.

       The number of shares of common stock outstanding before and after this offering excludes 4,805,855 shares of common stock issuable upon exercise of outstanding stock options, an additional 480,025 shares of common stock available for future awards under our equity incentive plan and 2,497,876 shares of common stock issuable upon exercise of outstanding warrants.

       Except as otherwise indicated, information regarding the number of shares of our common stock reflects amounts outstanding as of March 31, 2004 and gives effect to our two-for-one stock split that was effected on August 21, 2003.

       As of April 2, 2004, the selling stockholders held approximately 21.5% of our outstanding common stock. After giving effect to this offering and assuming the full exercise of the underwriters’ option to purchase 1,351,616 additional shares, the selling stockholders will no longer own any shares of our outstanding common stock.

       Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted to them by the selling stockholders.

Risk Factors

       See “Risk Factors” following this summary for a discussion of some of the risks relating to investing in our common stock.

Information About SpectraSite

       We were incorporated in Delaware in 1997. Our principal executive offices are located at 400 Regency Forest Drive, Cary, North Carolina 27511, and our telephone number at that address is (919) 468-0112. Our World Wide Web site address is www.spectrasite.com. The information in our website is not part of this prospectus.

Summary Consolidated Financial and Other Data

       The following table sets forth summary historical consolidated financial and other data. We refer to the periods prior to our emergence from chapter 11 as “predecessor company” and to the periods subsequent to that date as “reorganized company.” The balance sheet data as of December 31, 2001, 2002 and 2003 and the statement of operations data for the years ended December 31, 2001 and 2002, for the predecessor company, and for the eleven months ended December 31, 2003, for the reorganized company, are derived from our audited consolidated financial statements. The balance sheet data as of January 31, 2003, March 31, 2003 and March 31, 2004 and the statement of operations data for the one month ended January 31, 2003, for the predecessor company, and for the two months ended March 31, 2003 and the three months ended March 31, 2004, for the reorganized company, are derived from our unaudited financial statements. In our opinion, the unaudited financial data include all adjustments (consisting only of normal recurring adjustments and fresh start accounting adjustments for the predecessor company for the one month ended January 31, 2003 and normal recurring adjustments for the reorganized company for the two months ended March 31, 2003 and the three months ended March 31, 2004), necessary to present fairly the information set forth therein.

       On December 31, 2002, we sold our network services division. On December 16, 2003, we decided to discontinue our broadcast services division and on March 1, 2004, the division was sold. The results of the network and broadcast services divisions’ operations have been reported separately as discontinued operations in the balance sheets and statements of operations. Prior period information has been restated to present the operations of the network and broadcast services divisions as discontinued operations.

       As a result of the implementation of fresh start accounting as of January 31, 2003, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the bases of accounting and the capital structure for the predecessor company and the reorganized company.

       The information set forth below should be read in conjunction with “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and with our consolidated financial statements and related notes incorporated by reference into this prospectus.

				Reorganized	Predecessor
	Predecessor Company(1)			Company(1)	Company(1)	Reorganized Company(1)

			One Month	Eleven Months	One Month	Two Months	Three Months
	Year Ended December 31,		Ended	Ended	Ended	Ended	Ended
			January 31,	December 31,	January 31,	March 31,	March 31,
	2001	2002(2)	2003(2)	2003(2)	2003(2)	2003(2)	2004

						(unaudited)	(unaudited)

	(dollars in thousands)
Statement of Operations Data:
Revenues	$221,735	$282,525	$25,626	$289,745	$25,626	$51,108	$84,590

Operating expenses:
Costs of operations (excluding depreciation, amortization and accretion expenses)	$91,694	$108,540	$8,901	$95,289	$8,901	$17,080	$25,743
Selling, general and administrative expenses	65,540	54,812	4,003	45,822	4,003	8,231	12,042
Depreciation, amortization and accretion expenses(3)	163,628	188,176	15,930	93,198	15,930	16,652	25,416
Restructuring and non-recurring charges	140,871	27,394	—	—	—	—	—

Total operating expenses	461,733	378,922	28,834	234,309	28,834	41,963	63,201

Operating income (loss)	$(239,998)	$(96,397)	$(3,208)	$55,436	$(3,208)	$9,145	$21,389

Gain on debt discharge	—	—	1,034,764	—	1,034,764	—	—
Income (loss) from continuing operations	$(658,935)	$(338,558)	$1,026,474	$(126)	$1,026,474	$(1,706)	$7,597
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(12,133)	$36,286	$5,892	$96,962	$5,892	$11,927	$27,840
Net cash provided by (used in) investing activities	(984,724)	(69,966)	(2,737)	37,291	(2,737)	78,873	(7,817)
Net cash provided by (used in) financing activities	475,751	83,094	(10,884)	(147,075)	(10,884)	(76,128)	3,896
Purchases of property and equipment	374,245	61,181	2,737	21,712	2,737	2,255	6,309
Balance Sheet Data (at end of period):(4)
Cash and cash equivalents	$31,547	$80,961	$73,442	$60,410	$73,442	$87,904	$84,329
Total assets	3,203,425	2,578,456	2,577,575	1,512,608	2,577,575	1,597,487	1,515,272
Total long-term obligations	2,326,012	791,992	849,240	678,042	849,240	773,711	678,225
Liabilities subject to compromise	—	1,763,286	1,763,286	—	1,763,286	—	—
Total stockholders’ equity (deficit)	719,345	(75,127)	(96,678)	669,733	(96,678)	684,166	681,673
Selected Operating Data:
Adjusted EBITDA(5)(unaudited)	$(143,227)	$80,959	$12,229	$145,875	$12,229	$24,568	$45,221
Number of owned or operated towers (at end of period)(unaudited)	7,925	8,036	8,036	7,577	8,036	7,488	7,582

(1)	On February 10, 2003, we emerged from chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), we adopted fresh start accounting as of January 31, 2003 and our emergence from chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The net effect of all fresh start accounting adjustments resulted in a charge of $644.7 million, which is reflected in the statement of operations for the one month ended January 31, 2003. The effective date is considered to be the close of business on January 31, 2003 for financial reporting purposes. The periods presented prior to January 31, 2003 have been designated “predecessor company” and the periods subsequent to January 31, 2003 have been designated “reorganized company.” As a result of the implementation of fresh start accounting as of January 31, 2003, our financial statements after the effective date are not comparable to our financial statements for prior periods because of differences in the bases of accounting and the capital structure for the predecessor company and the reorganized company.

(2)	On February 10, 2003, we sold 545 SBC towers to Cingular. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tower Acquisitions and Dispositions” for a discussion of the impact of the sale of these towers on our results of operations and financial position.

(3)	Depreciation, amortization and accretion expenses for the one-month and two-month periods and the one-month and eleven-month periods are not proportional because the predecessor company and the reorganized company used different bases of accounting.

(4)	Selected balance sheet data as of January 31, 2003 for the predecessor company is unaudited.

(5)	Adjusted EBITDA (unaudited) consists of net income (loss) before depreciation, amortization and accretion, interest, income tax expenses (benefit) and, if applicable, before discontinued operations and cumulative effect of change in accounting principle. For the periods prior to January 31, 2003, Adjusted EBITDA also excludes gain on debt discharge, reorganization items and write-offs of investments in and loans to affiliates. We use a different definition of Adjusted EBITDA for the fiscal periods prior to our reorganization to enable investors to view our operating performance on a consistent basis before the impact of the items discussed above on the predecessor company. Each of these historical items was incurred prior to, or in connection with, our bankruptcy and is excluded from Adjusted EBITDA to reflect, as accurately as possible, the results of our core operations. Management does not expect any of our pre-reorganization items to have a material financial impact on our operations on a going-forward basis because none of these pre-reorganization items is expected to occur in the foreseeable future. Investors may use both of these definitions of Adjusted EBITDA to evaluate and compare the results of our operations from period to period before the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) on our operating results. We more fully discuss Adjusted EBITDA and the limitations of this financial measure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted EBITDA.”

     Adjusted EBITDA (unaudited) was calculated as follows for the periods indicated:

				Reorganized	Predecessor
	Predecessor Company			Company	Company	Reorganized Company

	Year Ended		One Month	Eleven Months	One Month	Two Months	Three Months
	December 31,		Ended	Ended	Ended	Ended	Ended
			January 31,	December 31,	January 31,	March 31,	March 31,
	2001	2002	2003	2003	2003	2003	2004

						(unaudited)	(unaudited)

	(in thousands)
Net income (loss)	$(654,769)	$(774,984)	$344,970	$(19,686)	$344,970	$(1,692)	$7,130
Depreciation, amortization and accretion expenses	163,628	188,176	15,930	93,198	15,930	16,652	25,416
Interest income	(17,037)	(855)	(137)	(816)	(137)	(217)	(214)
Interest expense	212,174	226,536	4,721	50,863	4,721	9,261	9,616
Gain on debt discharge	—	—	(1,034,764)	—	(1,034,764)	—	—
Reorganization expense	—	4,329	—	—	—	—	—
Write-off of investments in affiliates	129,404	—	—	—	—	—	—
Write-off of loans to affiliates	26,980	—	—	—	—	—	—
Income tax expense	559	1,331	5	2,756	5	578	2,806
Reorganization items:
Adjust accounts to fair value	—	—	644,688	—	644,688	—	—
Professional and other fees	—	—	23,894	—	23,894	—	—
Loss (income) from operations of discontinued divisions, net of income taxes	(4,166)	12,689	686	1,987	686	(14)	124
Loss on disposal of discontinued divisions	—	46,984	—	17,573	—	—	343
Cumulative effect of change in accounting principle	—	376,753	12,236	—	12,236	—	—

Adjusted EBITDA (unaudited)	$(143,227)	$80,959	$12,229	$145,875	$12,229	$24,568	$45,221

RISK FACTORS

       Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock.

We emerged from a chapter 11 bankruptcy reorganization in February 2003, have a history of losses and may not achieve and maintain profitability.

       Because we emerged from bankruptcy in February 2003 and have a history of losses, we cannot assure you that we will achieve and maintain profitability in the near future. We emerged from our chapter 11 bankruptcy reorganization as a new reporting entity on February 10, 2003, approximately three months after filing a voluntary petition for bankruptcy reorganization. Prior to our reorganization, we incurred net losses of approximately $654.8 million in 2001 and $775.0 million in 2002. In connection with our reorganization, we adopted fresh start accounting as of January 31, 2003. The net effect of all fresh start accounting adjustments resulted in a charge of $644.7 million, which is reflected in the statement of operations for the one month ended January 31, 2003. After our reorganization, we incurred net losses of approximately $19.7 million for the eleven months ended December 31, 2003 and earned net income of $7.1 million in the three months ended March 31, 2004. If we cannot achieve and maintain profitability, the value of your investment in our company may decline.

You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our company.

       As a result of our emergence from bankruptcy in February 2003, we are operating our business with a new capital structure, and are subject to the fresh start accounting prescribed by generally accepted accounting principles. Accordingly, unlike other companies that have not previously filed for bankruptcy protection, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our historical financial statements incorporated by reference into this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our common stock.

Consolidation in the wireless industry could decrease the demand for our sites and may lead to reductions in our revenues.

       Various wireless service providers, which are our primary existing and potential customers, could enter into mergers, acquisitions or joint ventures with each other over time. These consolidations could reduce the size of our customer base and have a negative impact on the demand for our services. Recent regulatory developments have made consolidation in the wireless industry easier and more likely. For example, the Federal Communications Commission, or “FCC,” has recently eliminated the spectrum aggregation cap in a geographic area in favor of a case-by-case review of spectrum transactions, enabled the ownership by a single entity of interests in both cellular carriers in an overlapping cellular service area and authorized spectrum leasing for a variety of wireless radio services. It is possible that at least some wireless service providers may take advantage of this relaxation of spectrum and ownership limitations and consolidate their businesses. Any industry consolidation could decrease the demand for our sites, which may lead to reductions in our revenues. In addition, industry consolidation could lead to further concentration of our customer base.

A decrease in the demand for our wireless communications sites and our ability to secure additional customers could negatively impact our ability to achieve and maintain profitability.

       Our business depends on demand for communications sites from wireless service providers, which in turn, depends on consumer demand for wireless services. A reduction in demand for our communications sites or increased competition for additional customers could have an adverse effect on our business. Our wireless service provider customers lease and license communications sites on our towers based on a number of factors, including the level of demand by consumers for wireless services, the financial condition and access to capital of those providers, the strategy of providers with respect to owning, leasing or sharing communications sites, available spectrum and related infrastructure, competitive pricing, consolidation among our customers and potential customers, government regulation of communications licenses, changes in telecommunications regulations, the characteristics of each company’s technology and geographic terrain. Any decrease in the demand for our communications sites from current levels or in our ability to secure additional customers could decrease our ability to become and remain profitable and could decrease the value of your investment.

The financial and operating difficulties in the wireless telecommunications sector, which have negatively affected some of our customers, could adversely impact our revenues and profitability.

       The slowdown and intense competition in the wireless and telecommunications industries over the past several years have impaired the financial condition of some of our customers. The financial uncertainties facing our customers could reduce demand for our communications sites, increase our bad debt expense and reduce prices on new customer contracts. In addition, we may be negatively impacted by our customers’ limited access to debt and equity capital, which may constrain their ability to conduct business with us. As a result, our growth strategy, revenues and profitability may be adversely affected.

An increase in the spectrum available for wireless services may impact the demand for our communication towers, which may negatively impact our operating results.

       It is expected that additional spectrum for the provision of wireless services will be made available over the next few years. For example, the FCC is required to make available for commercial use a portion of the frequency spectrum currently reserved for government use. Some portion of this spectrum may be used to create new land mobile services or to expand existing offerings. Further, the FCC has auctioned or announced plans to auction large blocks of spectrum that will in the future be used to expand existing wireless networks and to create new or advanced wireless services. This additional spectrum could be used to replace existing spectrum and could be deployed in a manner that reduces the need for communications towers to transmit signals over existing spectrum. Any increased spectrum could have an adverse impact on our business and may impair our operating results.

Because a significant portion of our revenue depends on a small number of customers, the loss of any of these customers could decrease our revenues.

       A significant portion of our revenue is derived from a small number of customers. For example, Nextel (including its affiliates) and Cingular represented approximately 29% and 23%, respectively, of our revenues for the one month ended January 31, 2003, 30% and 20%, respectively, of our revenues for the eleven months ended December 31, 2003 and 28% and 21%, respectively, of our revenues for the three months ended March 31, 2004. If Nextel, Cingular or any of our other customers suffer financial difficulties or are unwilling or unable to perform their obligations under their agreements with us, our revenues could be adversely affected.

       In addition, from time to time in the ordinary course of our business, we have experienced conflicts or disputes with some of our customers and lessors. Most of these disputes relate to the interpretation of terms in our contracts. While we seek to resolve conflicts amicably and have generally resolved customer disputes on commercially reasonable terms, these disputes could lead to increased tensions and damaged relationships with these entities. In some cases, a dispute could result in a termination of our contracts with customers or lessors, some of whom are key to our business. In addition, if we are unable to resolve these differences amicably, we may be forced to litigate these disputes in order to enforce or defend our rights. Damaged or terminated relationships with our key customers, or any related litigation, could hurt our business and lead to decreased revenues (including as a result of losing a customer or lessor) or increased costs, any of which may have a negative impact on our operating results.

If we are unable to successfully compete, our business will suffer.

       We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been, and will continue to be, the most significant competitive factors affecting our site operations business. We compete for customers with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other independent tower operators; and

•	owners of non-tower antenna sites, including rooftops, water towers and other alternate structures.

       Some of our competitors have significantly more financial resources than we do. The intense competition in our industry may make it more difficult for us to attract new customers, increase our gross margins or maintain or increase our market share.

Competing technologies and other service options offer alternatives to ground-based antenna systems and allow our customers to increase wireless capacity without increased use of ground-based facilities, both of which could reduce the demand for our sites.

       Most types of wireless and broadcast services currently require ground-based network facilities, including communications sites for transmission and reception. The development and growth of communications and other new technologies that do not require ground-based sites could reduce the demand for space on our towers. For example, the growth in delivery of video, voice and data services by satellites, which allow communication directly to users’ terminals without the use of ground-based facilities, could lessen demand for our sites. Moreover, the FCC has issued licenses for several additional satellite systems (including low earth orbit systems) that are intended to provide more advanced, high-speed data services directly to consumers. These satellite systems compete with land-based wireless communications systems, thereby reducing the demand for the services that we provide. Technological developments are also making it possible for carriers to expand their use of existing facilities to provide service without additional tower facilities. The increased use by carriers of signal combining and related technologies, which allow two or more carriers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one carrier, could reduce the demand for tower-based broadcast transmissions and antenna space. In addition to sharing transmitters, carriers are sharing (or considering the sharing of) telecommunications infrastructure in ways that might adversely impact the growth of our business. Furthermore, wireless service providers frequently enter into agreements with competitors allowing them to utilize one another’s wireless communications facilities to accommodate customers who are out of range of their home providers’ services, so that the home providers do not need to lease space for their own antennas on communications sites we own. Any of the conditions and developments described above could reduce demand for our ground-based antenna sites, and may have an adverse effect on our business and revenues.

We may be unable to modify towers and add new customers, which could negatively impact our growth strategy and our business.

       Our business depends on our ability to modify towers and add new customers as they expand their tower network infrastructure. Regulatory and other barriers could adversely affect our ability to modify towers in accordance with the requirements of our customers, and, as a result, we may not be able to meet our customers’ requirements. Our ability to modify towers and add new customers to towers may be affected by a number of factors beyond our control, including zoning and local permitting requirements, Federal Aviation Administration, or “FAA,” considerations, FCC tower registration procedures, availability of tower components and construction equipment, availability of skilled construction personnel, weather conditions and environmental compliance issues. In addition, because public concern over tower proliferation has grown in recent years, many communities now restrict tower modifications or delay granting permits required for adding new customers. In addition, we may not be able to overcome the barriers to modifying towers or adding new customers. Our failure to complete the necessary modifications could have an adverse effect on our growth strategy and our business.

We may encounter difficulties in integrating acquisitions with our operations, which could limit our revenue growth and our ability to achieve and maintain profitability.

       We have agreed to complete the lease or sublease of 474 towers from affiliates of SBC Communications (“SBC”) between May and August 2004. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources. These leases or subleases and other future acquisitions may require us to incur additional indebtedness and contingent liabilities, which may limit our revenue growth and our ability to achieve and maintain profitability. Alternatively, these acquisitions may be financed through the issuance of additional equity, which would dilute your interest as a stockholder. Moreover, any future acquisitions may not generate any additional income for us or provide any benefit to our business.

We may be unable to attract and retain key personnel, which would adversely affect our ability to effectively manage our business.

       Our future performance depends largely on the continued services of senior executive officers, including, but not limited to, our Chief Executive Officer, Stephen H. Clark, our Chief Operating Officer, Timothy G. Biltz, and our Chief Financial Officer, David P. Tomick. This dependence is particular to our business because the skills, knowledge, technical experience and customer relationships of our senior executive officers are essential to obtaining and maintaining these relationships and executing our business plan. Although Messrs. Clark, Biltz and Tomick each has an employment agreement with SpectraSite, the loss of any of these key employees would likely have a detrimental effect on our ability to effectively manage our business.

Our failure to comply with federal, state and local laws and regulations could result in our being fined, liable for damages and, in some cases, losing our right to conduct some of our business.

       We are subject to a variety of regulations, including those at the federal, state and local levels. Both the FCC and the FAA regulate towers and other sites used for wireless communications transmitters and receivers. In addition, under the FCC’s rules, we are fully liable for the acts or omissions of our contractors. We generally indemnify our customers against any failure by us to comply with applicable standards. Our failure to comply with any applicable laws and regulations (including as a result of acts or omissions of our contractors, which may be beyond our control) may lead to monetary forfeitures or other enforcement actions, as well as civil penalties, contractual liability and tort liability and, in some cases, losing our right to conduct some of our business, any of which could have an adverse impact on our business.

       We also are subject to local regulations and restrictions that typically require tower owners to obtain a permit or other approval from local officials or community standards organizations prior to tower construction or modification. Local regulations could delay or prevent new tower construction or modifications, as well as increase our costs, any of which could adversely impact our ability to implement or achieve our business objectives.

Because we generally lease, sublease, or license the land under our towers, our business may be adversely affected if we fail to protect our rights under our contracts.

       Our real property interests relating to towers primarily consist of leasehold and sub-leasehold interests, private easements and licenses, and easements and rights-of-way granted by governmental entities. A loss of these interests for any reason, including losses arising from the bankruptcy of a significant number of our lessors, from the default by a significant number of our lessors under their mortgage financing or from a challenge to our interest in the real property, would interfere with our ability to conduct our business and generate revenues. Our ability to protect our rights against persons claiming superior rights in towers or real property depends on our ability to:

•	recover under title insurance policies, the policy limits of which may be less than the purchase price of a particular tower;

•	in the absence of title insurance coverage, recover under title warranties given by tower sellers, which warranties often terminate after the expiration of a specific period, typically one to three years;

•	recover from landlords under title covenants contained in lease agreements; and

•	obtain so-called “non-disturbance agreements” from mortgagees and superior lienholders of the land under our towers.

       Our inability to protect our rights to the land under our towers could have a material adverse affect on our business and operating results.

Our failure to comply with environmental laws could result in liability and claims for damages.

       We are subject to environmental laws and regulations that impose liability without regard to fault. These laws and regulations place responsibility on us to investigate potential environmental and other effects of operations and to disclose any significant effects in an environmental assessment prior to constructing a tower or adding a new customer on a tower. In the event the FCC determines that one of our towers would have a significant environmental impact, the FCC would be required to prepare an environmental impact statement. This regulatory process could be costly to us and could significantly delay our registration of a particular tower. In addition, we are subject to environmental laws that may require investigation and clean up of any contamination at facilities we own or operate or at third-party waste disposal sites. These laws could impose liability even if we did not know of, or were not responsible for, the contamination. Although we believe that we currently have no material liability under applicable environmental laws, the costs of complying with existing or future environmental laws, responding to petitions filed by environmental protection groups, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business.

Our towers may be damaged by disaster and other unforeseen damage for which our self-insurance may not provide adequate coverage.

       Our towers are subject to risks associated with natural disasters, such as ice and wind storms, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen damage. We self-insure almost all of our towers against these risks. Since our inception, two of our towers have been destroyed by high wind, one has collapsed due to unknown causes, resulting in fatalities, and approximately 25 tower sites have suffered minor damage due to flooding. In addition, we own, lease and license a large number of towers in geographic areas, including Texas, California, Illinois and Ohio, that have historically been subject to natural disasters, such as high winds, floods, earthquakes and severe weather. A tower accident for which we do not have adequate insurance reserves or have no insurance, or a large amount of damage to a group of towers, could decrease the value of our assets and have an adverse effect on our operating results.

If radio frequency emissions from our towers are demonstrated, or perceived, to cause negative health effects, our business and revenues may be adversely affected.

       The safety guidelines for radio frequency emissions from our sites require us to undertake safety measures to protect workers whose activities bring them into proximity with the emitters and to restrict access to our sites by others. If radio frequency emissions are found, or perceived, to be harmful, our customers and possibly our company could face lawsuits claiming damages from these emissions, and demand for wireless services and new towers, and thus our business and revenues could be adversely affected. Although we have not been subject to any claims relating to radio frequency emissions, we cannot assure you that these claims will not arise in the future or that they will not negatively impact our business.

Our indebtedness could impair our financial condition and make it more difficult for us to fund our operations.

       We are, and may continue to be, leveraged. As of March 31, 2004, we had $640 million of consolidated indebtedness. Our indebtedness could have important negative consequences for us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, reducing available cash flow to fund other projects;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to less leveraged competitors.

       Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, we may not meet our anticipated revenue growth and operating expense targets, and, as a result, our future debt service obligations, including our obligations on our senior notes, could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

       In addition, we may be able to incur significant additional indebtedness in the future. To the extent new debt is added to our current debt levels, the risks described above would increase, which could have a material adverse effect on our operations and our ability to run our business.

Repayment of the principal of our outstanding indebtedness, including our senior notes, may require additional financing that we cannot assure you will be available to us.

       We have historically financed our operations primarily with indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations, including our senior notes, will continue to depend on our future financial performance. In addition, we currently anticipate that, in order to pay the principal of our outstanding indebtedness, including our senior notes, or to repay such indebtedness upon a change of control as defined in the instruments governing our indebtedness, we may be required to adopt one or more alternatives, such as refinancing our indebtedness or selling our equity securities or the equity securities or assets of our subsidiaries. We cannot assure you that we could affect any of the foregoing alternatives on terms satisfactory to us, that any of the foregoing alternatives would enable us to pay the interest or principal of our indebtedness or that any of such alternatives would be permitted by the terms of our credit facility and other indebtedness then in effect.

The terms of our credit facility and the indenture relating to our senior notes may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

       Our credit facility and the indenture relating to our senior notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends and make other restricted payments;

•	create liens;

•	make investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	make capital expenditures.

       The credit facility also requires us to maintain certain financial ratios. A failure by us to comply with the covenants or financial ratios contained in the credit facility could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our credit facility, the lenders under our credit facility will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable, require us to apply all of our available cash to repay these amounts or prevent us from making debt service payments on our senior notes, any of which could result in an event of default under our senior notes. If the indebtedness under our credit facility or our senior notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full.

If Communications is unable to distribute cash to us, we may be unable to satisfy our outstanding debt obligations.

       Communications’ credit facility imposes restrictions on our subsidiaries’ ability to distribute cash to us. As a holding company, we are dependent on our subsidiaries, primarily Communications, for our cash flow. If Communications is unable to distribute cash to us for any reason, including due to restrictions in the credit facility, we would be unable to pay dividends or possibly to satisfy our obligations under our debt instruments.

Sales of our common stock could adversely affect our stock price and could impair our future ability to raise capital.

       Sales of a substantial number of shares of our common stock into the public market, or the perception that these sales could occur, could adversely affect our stock price and could impair our future ability to raise capital through an offering of our equity securities. As of March 31, 2004, we had 48,216,194 shares of common stock outstanding and we have reserved an additional 5,285,880 shares of common stock for issuance under our stock option plan and 2,497,876 shares of common stock for issuance upon the exercise of warrants. All of our outstanding shares of common stock, as well as the shares of common stock issuable upon exercise of outstanding stock options and warrants, are or will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act.

       We, the selling stockholders and our current directors and executive officers have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus in the case of the selling stockholders and 30 days after the date of this prospectus in the case of our current directors and executive officers, except sales to us by the selling stockholders and sales pursuant to certain pre-arranged trading plans adopted by certain of our executive officers under Rule 10b5-1 promulgated by the Securities and Exchange Commission, or with the prior written consent of Goldman, Sachs & Co.

       After the expiration of the “lock-up” period set forth in the agreement pursuant to which all of the selling stockholders and our directors and executive officers are parties, and subject to certain exceptions set forth therein, these individuals and entities will be entitled to dispose of their remaining shares, although the shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. In addition, the underwriters may, in their sole discretion and at any time without notice, release all or a portion of the shares subject to the lock-up. The shares that are released from the lock-up will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates.

       In October 2003, certain of our executive officers entered into Rule 10b5-1 trading plans with respect to their anticipated sales of our common stock upon the exercise of stock options held by such officers. These sales began in February 2004 and may continue during 2004 and thereafter.

FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our industry experience as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include but are not limited to:

•	dependence on demand for wireless communications and related infrastructure;

•	our ability to add customers on our towers;

•	market conditions;

•	consolidation in the wireless industry;

•	material adverse changes in economic conditions in the markets we serve;

•	our leveraged capital structure and capital requirements;

•	future regulatory actions and conditions in our operating areas;

•	competition from others in the communications tower industry, including the impact of technological developments;

•	technological innovation;

•	the integration of our operations with those of towers or businesses we have acquired or may acquire in the future and the realization of the expected benefits;

•	dependence upon a small number of significant customers;

•	disputes with our current and prospective customers and lessors;

•	the need for additional financing to provide operating and growth capital; and

•	other risks and uncertainties as may be detailed from time to time in our public announcements and SEC filings.

       You should keep in mind that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

       We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our common stock. We currently intend to retain any earnings and we do not anticipate paying any cash dividends on our common stock. In addition, our credit facility and the indenture governing our senior notes restrict our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant. Furthermore, as a holding company, we depend on the cash flow of our subsidiaries. Our credit facility imposes restrictions on our subsidiaries’ ability to distribute cash to us.

CAPITALIZATION

       The following table sets forth our cash and capitalization as of March 31, 2004.

       The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and with our consolidated financial statements and related notes incorporated by reference into this prospectus.

As of March 31,
2004(1)

(in thousands)
Cash and cash equivalents	$84,329

Long-term debt:
Credit facility(2)	$439,155
8 1/4% senior notes due 2010	200,000
Other debt	360

Total long-term debt	639,515

Stockholders’ equity:
Common Stock, $0.01 par value, 250,000,000 shares authorized, 48,216,194 issued and outstanding(3)	482
Additional paid-in-capital	693,747
Accumulated deficit	(12,556)

Total stockholders’ equity	$681,673

Total capitalization	$1,321,188

(1)	Our capitalization as of March 31, 2004 does not give effect to the estimated expenses of $525,000 payable by us in connection with this offering.

(2)	The credit facility includes a revolving credit facility, a multiple draw term loan and a term loan. As of March 31, 2004, the revolving credit facility was undrawn, and the term loans were fully drawn with outstanding balances of $187.4 million under the multiple draw term loan and $251.8 million under the term loan. The weighted average interest rate on outstanding borrowings under the credit facility was 3.51% as of March 31, 2004.

(3)	As of March 31, 2004, we had 48,216,194 shares of common stock outstanding and we have reserved an additional 2,497,876 shares of common stock for issuance upon the exercise of warrants. In addition, as of March 31, 2004, options to purchase 4,805,855 shares of our common stock were outstanding and 480,025 shares were available for future awards under our equity incentive plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

       The following table sets forth selected historical consolidated financial and other data. We refer to the periods prior to our emergence from chapter 11 as “predecessor company” and to the periods subsequent to that date as “reorganized company.” The balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003 and the statement of operations data for the years ended December 31, 1999, 2000, 2001 and 2002, for the predecessor company, and for the eleven months ended December 31, 2003, for the reorganized company, are derived from our audited consolidated financial statements. The balance sheet data as of January 31, 2003, March 31, 2003 and March 31, 2004 and the statement of operations data for the one month ended January 31, 2003, for the predecessor company, and for the two months ended March 31, 2003 and the three months ended March 31, 2004, for the reorganized company, are derived from our unaudited financial statements. In our opinion, the unaudited financial data include all adjustments (consisting only of normal recurring adjustments and fresh start accounting adjustments for the predecessor company for the one month ended January 31, 2003 and normal recurring adjustments for the reorganized company for the two months ended March 31, 2003 and the three months ended March 31, 2004), necessary to present fairly the information set forth therein.

       On December 31, 2002, we sold our network services division. On December 16, 2003, we decided to discontinue our broadcast services division and on March 1, 2004, the division was sold. The results of the network and broadcast services divisions’ operations have been reported separately as discontinued operations in the balance sheets and statements of operations. Prior period information has been restated to present the operations of the network and broadcast services divisions as discontinued operations.

       As a result of the implementation of fresh start accounting as of January 31, 2003, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the bases of accounting and the capital structure for the predecessor company and the reorganized company.

       Net loss per share (basic and diluted) and weighted average common shares outstanding (basic and diluted) of the reorganized company for the two months ended March 31, 2003 and the eleven months ended December 31, 2003, gives effect to our two-for-one stock split, effected August 21, 2003. Net loss per share (basic and diluted) and weighted average common shares outstanding (basic and diluted) of the predecessor company reflect share amounts of the common stock of the predecessor company and do not reflect the stock split.

       The information set forth below should be read in conjunction with “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and with our consolidated financial statements and related notes incorporated by reference into this prospectus.

						Reorganized	Predecessor
	Predecessor Company(1)					Company(1)	Company(1)	Reorganized Company(1)

					One Month	Eleven Months	One Month	Two Months	Three Months
	Year Ended December 31,				Ended	Ended	Ended	Ended	Ended
					January 31,	December 31,	January 31,	March 31,	March 31,
	1999	2000	2001	2002(2)	2003(2)	2003(2)	2003(2)	2003(2)	2004

								(unaudited)	(unaudited)

	(dollars in thousands)
Statement of Operations Data:
Revenues	$59,139	$117,970	$221,735	$282,525	$25,626	$289,745	$25,626	$51,108	$84,590

Operating expenses:
Costs of operations (excluding depreciation, amortization and accretion expenses)	$23,397	$46,667	$91,694	$108,540	$8,901	$95,289	$8,901	$17,080	$25,743
Selling, general and administrative expenses	31,243	42,977	65,540	54,812	4,003	45,822	4,003	8,231	12,042
Depreciation, amortization and accretion expenses(3)	32,038	76,986	163,628	188,176	15,930	93,198	15,930	16,652	25,416
Restructuring and non-recurring charges	7,727	—	140,871	27,394	—	—	—	—	—

Total operating expenses	94,405	166,630	461,733	378,922	28,834	234,309	28,834	41,963	63,201

Operating income (loss)	$(35,266)	$(48,660)	$(239,998)	$(96,397)	$(3,208)	$55,436	$(3,208)	$9,145	$21,389

Gain on debt discharge	—	—	—	—	1,034,764	—	1,034,764	—	—
Income (loss) from continuing operations	$(94,282)	$(163,812)	$(658,935)	$(338,558)	$1,026,474	$(126)	$1,026,474	$(1,706)	$7,597
Reorganization items:
Adjust accounts to fair value	—	—	—	—	(644,688)	—	(644,688)	—	—
Professional and other fees	—	—	—	—	(23,894)	—	(23,894)	—	—
Income (loss) from discontinued operations	(3,386)	6,196	4,166	(59,673)	(686)	(19,560)	(686)	14	(467)
Cumulative effect of change in accounting principle	—	—	—	(376,753)	(12,236)	—	(12,236)	—	—
Net income (loss)	$(97,668)	$(157,616)	$(654,769)	$(774,984)	$344,970	$(19,686)	$344,970	$(1,692)	$7,130
Net income (loss) applicable to common stockholders	$(98,428)	$(157,616)	$(654,769)	$(774,984)	$344,970	$(19,686)	$344,970	$(1,692)	$7,130
Net income (loss) per share (basic)	$(12.48)	$(1.31)	$(4.36)	$(5.03)	$2.24	$(0.42)	$2.24	$(0.04)	$0.15
Weighted average common shares outstanding (basic)	7,886	120,731	150,223	153,924	154,014	47,406	154,014	47,174	47,880
Net income (loss) per share (diluted)	$(12.48)	$(1.31)	$(4.36)	$(5.03)	$2.24	$(0.42)	$2.24	$(0.04)	$0.14
Weighted average common shares outstanding (diluted)	7,886	120,731	150,223	153,924	154,014	47,406	154,014	47,174	52,368
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$17,555	$11,365	$(12,133)	$36,286	$5,892	$96,962	$5,892	$11,927	$27,840
Net cash provided by (used in) investing activities	(813,225)	(1,108,690)	(984,724)	(69,966)	(2,737)	37,291	(2,737)	78,873	(7,817)
Net cash provided by (used in) financing activities	733,900	1,612,200	475,751	83,094	(10,884)	(147,075)	(10,884)	(76,128)	3,896
Purchases of property and equipment	84,778	118,183	374,245	61,181	2,737	21,712	2,737	2,255	6,309
Balance Sheet Data (at end of period):(4)
Cash and cash equivalents	$37,778	$552,653	$31,547	$80,961	$73,442	$60,410	$73,442	$87,904	$84,329
Total assets	1,219,953	3,054,105	3,203,425	2,578,456	2,577,575	1,512,608	2,577,575	1,597,487	1,515,272
Total long-term obligations	716,639	1,708,273	2,326,012	791,992	849,240	678,042	849,240	773,711	678,225
Liabilities subject to compromise	—	—	—	1,763,286	1,763,286	—	1,763,286	—	—
Total stockholders’ equity (deficit)	457,756	1,224,800	719,345	(75,127)	(96,678)	669,733	(96,678)	684,166	681,673
Selected Operating Data:
Adjusted EBITDA(5) (unaudited)	$(3,682)	$19,752	$(143,227)	$80,959	$12,229	$145,875	$12,229	$24,568	$45,221
Number of owned or operated towers (at end of period) (unaudited)	2,765	5,030	7,925	8,036	8,036	7,577	8,036	7,488	7,582

(1)	On February 10, 2003, we emerged from chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), we adopted fresh start accounting as of January 31, 2003, and our emergence from chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The net effect of all fresh start accounting adjustments resulted in a charge of $644.7 million, which is reflected in the statement of operations for the one month ended January 31, 2003. The effective date is considered to be the close of business on January 31, 2003 for financial reporting purposes. The periods presented prior to January 31, 2003 have been designated “predecessor company,” and the periods subsequent to January 31, 2003 have been designated “reorganized company.” As a result of the implementation of fresh start accounting as of January 31, 2003, our financial statements after the effective date are not comparable to our financial statements for prior periods because of differences in the bases of accounting and the capital structure for the predecessor company and the reorganized company.

(2)	On February 10, 2003, we sold 545 SBC towers to Cingular. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tower Acquisitions and Dispositions” for a discussion of the impact of the sale of these towers on our results of operations and financial position.

(3)	Depreciation, amortization and accretion expenses for the one-month and two-month periods and the one-month and eleven-month periods are not proportional because the predecessor company and the reorganized company used different bases of accounting.

(4)	Selected balance sheet data as of January 31, 2003 for the predecessor company is unaudited.

(5)	Adjusted EBITDA (unaudited) consists of net income (loss) before depreciation, amortization and accretion, interest, income tax expense (benefit) and, if applicable, before discontinued operations and cumulative effect of change in accounting principle. For the periods prior to January 31, 2003, Adjusted EBITDA also excludes gain on debt discharge, reorganization items and write-offs of investments in and loans to affiliates. We use a different definition of Adjusted EBITDA for the fiscal periods prior to our reorganization to enable investors to view our operating performance on a consistent basis before the impact of the items discussed above on the predecessor company. Each of these historical items was incurred prior to, or in connection with, our bankruptcy and is excluded from Adjusted EBITDA to reflect, as accurately as possible, the results of our core operations. Management does not expect any of our pre-reorganization items to have a material financial impact on our operations on a going-forward basis because none of these pre-reorganization items is expected to occur in the foreseeable future. Investors may use both of these definitions of Adjusted EBITDA to evaluate and compare the results of our operations from period to period before the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) on our operating results. We more fully discuss Adjusted EBITDA and the limitations of this financial measure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted EBITDA.”

     Adjusted EBITDA (unaudited) was calculated as follows for the periods indicated:

						Reorganized	Predecessor
	Predecessor Company					Company	Company	Reorganized Company

					One Month	Eleven Months	One Month	Two Months	Three Months
	Year Ended December 31,				Ended	Ended	Ended	Ended	Ended
					January 31,	December 31,	January 31,	March 31,	March 31,
	1999	2000	2001	2002	2003	2003	2003	2003	2004

								(unaudited)	(unaudited)

	(in thousands)
Net income (loss)	$(97,668)	$(157,616)	$(654,769)	$(774,984)	$344,970	$(19,686)	$344,970	$(1,692)	$7,130
Depreciation, amortization and accretion expenses	32,038	76,986	163,628	188,176	15,930	93,198	15,930	16,652	25,416
Interest income	(8,951)	(28,391)	(17,037)	(855)	(137)	(816)	(137)	(217)	(214)
Interest expense	67,513	134,664	212,174	226,536	4,721	50,863	4,721	9,261	9,616
Gain on debt discharge	—	—	—	—	(1,034,764)	—	(1,034,764)	—	—
Reorganization expense	—	—	—	4,329	—	—	—	—	—
Write-off of investments in affiliates	—	—	129,404	—	—	—	—	—	—
Write-off of loans to affiliates	—	—	26,980	—	—	—	—	—	—
Income tax expense	—	305	559	1,331	5	2,756	5	578	2,806
Reorganization items:
Adjust accounts to fair value	—	—	—	—	644,688	—	644,688	—	—
Professional and other fees	—	—	—	—	23,894	—	23,894	—	—
Loss (income) from operations of discontinued divisions, net of income taxes	3,386	(6,196)	(4,166)	12,689	686	1,987	686	(14)	124
Loss on disposal of discontinued divisions	—	—	—	46,984	—	17,573	—	—	343
Cumulative effect of change in accounting principle	—	—	—	376,753	12,236	—	12,236	—	—

Adjusted EBITDA (unaudited)	$(3,682)	$19,752	$(143,227)	$80,959	$12,229	$145,875	$12,229	$24,568	$45,221

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       You should read the following discussion in conjunction with “Selected Consolidated Financial and Other Data” and “Risk Factors” included elsewhere in this prospectus and with our consolidated financial statements incorporated by reference into this prospectus. Some of the statements in the following discussion are forward-looking statements. See “Forward-Looking Statements.”

Executive Overview

       We are one of the largest, in terms of number of towers, and fastest growing, in terms of revenue growth, wireless tower operators in the United States. Our business is owning, leasing and licensing antenna sites on wireless and broadcast towers, owning and licensing in-building shared infrastructure systems and managing rooftop telecommunications access on commercial real estate. We owned or operated 7,582 towers and in-building systems as of March 31, 2004, located primarily in the top 100 basic trading area markets in the United States.

       The economic and industry-wide factors relevant to our business fall into two broad categories: growth of wireless communication services and growth of the physical network elements that support wireless communication. Historically, wireless networks primarily have supported voice communications. More recently, a variety of data applications have been introduced and are being supported on wireless networks. Some of the key performance indicators that we regularly monitor to evaluate growth trends affecting wireless network usage include gross wireless subscriber additions, wireless subscriber churn and minutes of use per wireless subscriber. Growth of the wireless network infrastructure is required to provide broader geographical wireless coverage and additional capacity for existing subscribers within coverage areas. To support this growth, the wireless service providers regularly deploy capital to improve and expand their networks. These wireless service providers largely comprise our customer base. In addition to tracking the capital expenditure activities and plans of our customers and other wireless providers, we monitor financial performance of each customer and the state of the financial markets on which our customers depend for access to new capital.

       Our business consists of our wireless and broadcast segments. For the three months ended March 31, 2004, all of our revenues came from our leasing and licensing operations within these segments. Factors affecting the growth in our wireless revenues include, among other things, the rate at which wireless carriers choose to deploy capital to improve and expand their wireless networks and variable contractual escalation clauses associated with existing site leasing and licensing agreements.

       The material opportunities, challenges and risks of our business have changed significantly over the past two years. We have reshaped our business operations and reduced our debt levels in order to minimize the impact of short-term variabilities in market demand. Specifically, we discontinued a major program of building new towers in mid-2002, we completed the sale of our network services division in late 2002, we restructured our balance sheet through a bankruptcy process completed in early 2003 and we sold the operations of our broadcast services division in March 2004. Our growth opportunities are primarily linked to organic revenue growth on our existing portfolio of assets. We also see potential opportunities on a more limited basis with the development of new in-building neutral host assets.

       Generally, our leasing and licensing agreements are specific to each site and are for an initial term of five to ten years and are renewable for additional pre-determined periods at the option of the customer. Payments under leasing and licensing agreements are generally made on a monthly basis, and revenue from each agreement is recorded monthly. Rate increases based on fixed escalation clauses included in certain lease and licensing agreements are recognized on a straight-line basis over the terms of the agreement. We also generate revenue by providing engineering and site inspection services to our customers for a fee. Revenues from fees originate at the time the customer applies for space on our towers or we provide certain services required in order to process the customer’s application. Additionally, we generate revenues related to the management of sites on rooftops. Under each site management agreement, we are entitled to a fee based on a percentage of the gross revenue derived from the rooftop site subject to the agreement. We recognize this fee as revenue when earned.

       Costs of operations consist primarily of ground rent, maintenance, utilities and taxes. Because our tower operating expenses generally do not increase significantly as we add additional customers, once a tower is built for an anchor customer, additional customers provide significant incremental cash flow. Fluctuations in our profit margin are therefore directly related to the incremental number of customers on each site and the amount of fees generated in a particular period.

       Selling, general and administrative expenses have two major components. The first component consists of expenses necessary to support our site leasing and licensing operations such as sales, marketing and property management functions. The second component includes expenses that are incurred to support all of our business segments, such as legal, finance, human resources and other administrative support.

Discontinued Operations

       We anticipate that, in the foreseeable future, the delay and uncertainty regarding the requirements of digital television multicasting will continue to restrict the amount of capital that broadcasters will invest in tower modification and construction. As a result of the trend of declining sales and profitability in our broadcast services division, we evaluated our alternatives to maximize stockholder value. On December 16, 2003, we decided to discontinue the operations of this division. In connection with this decision, we recorded a loss on disposal of the division of $17.0 million in the fourth quarter of 2003. The related assets and liabilities were reclassified as held for sale and recorded at estimated fair market value. On March 1, 2004, we closed the sale of this division and recorded an additional loss on the sale of $0.3 million. Revenues for broadcast services were $38.1 million and $26.8 million for the years ended December 31, 2001 and 2002, respectively. Broadcast services revenues were $1.2 million and $13.1 million for the one month ended January 31, 2003 and the eleven months ended December 31, 2003, respectively.

       The results of operations for the broadcast services division has been reported separately as discontinued operations in the balance sheets and statements of operations. Prior period financial statements have been restated to present the operations of the division as a discontinued operation.

Plan of Reorganization

       The financial difficulties experienced by the telecommunications and broadcast industries in recent years have severely impacted capital availability within the wireless telecommunications and broadcast sectors. Many of our customers were forced to reduce capital expenditures, which in turn impeded our revenue and earnings growth and, therefore, our ability to service our long-term debt. We incurred net losses of approximately $157.6 million in 2000, $654.8 million in 2001 and $775.0 million in 2002. After a review of our business and our prospects, we concluded that recoveries to creditors and equity holders would be maximized by a consensual restructuring.

       On November 15, 2002, we filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of North Carolina, Raleigh Division. On November 18, 2002, we filed a Proposed Plan of Reorganization with the Bankruptcy Court. A plan confirmation hearing was held on January 28, 2003, and the

Proposed Plan of Reorganization, as modified on that date (the “Plan of Reorganization”), was confirmed by the Bankruptcy Court. All conditions precedent to the effectiveness of the Plan of Reorganization were met by February 10, 2003, thereby allowing us to emerge from bankruptcy. Our emergence from bankruptcy and adoption of fresh start accounting resulted in the extinguishment of approximately $1.76 billion of indebtedness and significantly reduced our interest expense and our depreciation, amortization, and accretion expenses. In addition to our reorganization, we have taken a number of other measures to minimize the potential net losses in the future, including the sale of non-performing assets and the reduction of overhead and capital expenditures.

       As a result of our reorganization, we expect to achieve profitability sooner than if we had not filed a voluntary petition for bankruptcy. We expect the portion of our significant customers’ capital expenditures related to network improvements and coverage enhancements to remain at current levels for the foreseeable future. As customers continue to add antenna sites to our towers, we expect revenues associated with our tower assets to increase. Because a significant percentage of tower operating costs are fixed and do not increase with additional customers, we expect that our margins will increase as we add additional customers on towers.

       Our Plan of Reorganization provided for the distribution of 47.5 million shares of our common stock to our general unsecured creditors, including former noteholders, and new warrants to purchase an aggregate of 2.5 million shares of common stock at an exercise price of $16.00 per share to the holders of our old common stock, par value $0.001 per share (the “Old Common Stock”). These warrants expire on February 10, 2010. In addition, pursuant to the Plan of Reorganization, all outstanding shares of Old Common Stock and all outstanding options and warrants to purchase Old Common Stock that were outstanding on February 10, 2003 were cancelled. New options representing an aggregate of 10.0% of our fully diluted common stock were issued to our management.

       On March 29, 2004, we completed the final distribution of the shares of our common stock reserved for Allowed Claims under the Plan of Reorganization. In connection with the final distribution we distributed an aggregate of 135,866 shares of common stock to certain claim holders.

Tower Acquisitions and Dispositions

       Our portfolio has grown from 106 towers as of December 31, 1998, to 7,582 towers and in-building systems as of March 31, 2004. We have accomplished this growth through acquisitions and new construction (principally pursuant to build-to-suit arrangements). The majority of our towers were acquired from (or built under agreements with) affiliates of SBC and Nextel.

       Our original agreement with SBC called for us to acquire leasehold and subleasehold interests in approximately 3,900 towers over approximately two years and to commit to build towers for Cingular, an affiliate of SBC. Subsequent amendments to these agreements have resulted in a reduction in the number of towers to be leased or subleased to a maximum of 3,301 towers and in the termination of the build-to-suit arrangement. See Note 5 “Acquisition and Disposition Activities — SBC Transaction” to our unaudited condensed consolidated financial statements which are incorporated by reference into this prospectus. We reduced our acquisition program and terminated our build-to-suit program in order to limit our required capital expenditures and to achieve additional financial flexibility. In November 2001, we paid a fee of $35 million in connection with the first of these amendments. On February 10, 2003, we sold our interest in 545 SBC towers in California and Nevada to Cingular for an aggregate purchase price of $81.0 million and paid SBC a fee of $7.5 million related to the last of the reductions in the maximum number of towers that we will lease or sublease. In connection with these transactions, we received a net cash payment of $73.5 million, which we used to repay a portion of the indebtedness outstanding under our credit facility, significantly reduced our capital expenditure commitments, extended the timeline to meet our remaining commitments and maintained a mutually profitable commercial relationship with a significant customer. The 545 towers sold represented approximately 7% of our owned and operated tower portfolio at December 31, 2002 and generally were characterized by lower revenues per tower than other towers in our portfolio. We do not expect the sale of our interest in the 545 towers to materially impact our future operating performance.

       For the one month ended January 31, 2003, these 545 towers represented $1.2 million of a total of $25.6 million of revenues and $0.5 million of a total of $8.9 million of costs of operations, excluding depreciation, amortization and accretion expenses. For the two months ended March 31, 2003, these towers represented $0.4 million of a total of $51.1 million of revenues and $0.2 million of a total of $17.1 million in costs of operations, excluding depreciation, amortization and accretion expenses.

       For the eleven months ended December 31, 2003, these towers represented $0.4 million of a total of $289.7 million of revenues and $0.2 million of a total of $95.3 million in costs of operations, excluding depreciation, amortization and accretion expenses. For the year ended December 31, 2002 the same towers represented $13.1 million of a total of $282.5 million of revenues and $5.8 million of a total of $108.5 million in costs of operations, excluding depreciation, amortization and accretion expenses.

       The following table (unaudited) presents a comparison of the revenues and costs of operations (excluding depreciation, amortization and accretion expenses) for the 545 SBC towers for the periods shown.

	Predecessor Company		Reorganized	Predecessor	Reorganized
			Company	Company	Company
		One Month	Eleven Months	One Month	Two Months
	Year Ended	Ended	Ended	Ended	Ended
	December 31,	January 31,	December 31,	January 31,	March 31,
	2002	2003	2003	2003	2003

	(dollars in thousands)
Revenues attributed to 545 SBC Towers	$13,051	$1,202	$368	$1,202	$368
Total Revenues	$282,525	$25,626	$289,745	$25,626	$51,108
Percent of Total Revenues	4.6%	4.7%	0.1%	4.7%	0.7%

Costs of Operations (excluding depreciation, amortization and accretion expenses)	$5,837	$465	$195	$465	$195
Total Cost of Operations (excluding depreciation, amortization and accretion expenses)	$108,540	$8,901	$95,289	$8,901	$17,080
Percent of Total Cost of Operations (excluding depreciation, amortization and accretion expenses)	5.4%	5.2%	0.2%	5.2%	1.1%

       We remain contractually obligated to acquire leasehold and subleasehold interests in up to an additional 474 towers from SBC through August 2004 for aggregate payments of approximately $123.2 million.

Unaudited Interim Financial Statements

       The unaudited condensed consolidated financial statements incorporated by reference into this prospectus have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures normally required by generally accepted accounting principles for complete financial statements or those normally reflected in the Company’s Annual Report on Form 10-K. The financial information included therein reflects all adjustments (consisting of normal recurring adjustments and fresh start accounting adjustments for the predecessor company for the one month ended January 31, 2003, and normal recurring adjustments for the reorganized company for the three months ended March 31, 2004 and for the two months ended March 31, 2003), which are, in the opinion of management, necessary for a fair presentation of results for interim periods. As a result of the implementation of fresh start accounting as of January 31, 2003, the financial statements after that date are not comparable to the financial statements for prior periods because of the differences in the bases of accounting and the capital structure for the predecessor company and the reorganized company. Results of interim periods are not necessarily indicative of the results to be expected for a full year.

Results of Operations

Three Months Ended March 31, 2004, Two Months Ended March 31, 2003 and the One Month Ended January 31, 2003

       On January 28, 2003, our Plan of Reorganization was confirmed by the Bankruptcy Court, and we emerged from bankruptcy on February 10, 2003. As a result of the implementation of fresh start accounting as of January 31, 2003, our results of operations after that date are not comparable to results reported in prior periods because of differences in the bases of accounting and the capital structure for the predecessor company and the reorganized company. See Note 2 to the unaudited condensed consolidated financial statements incorporated by reference into this prospectus for additional information on the consummation of the Plan of Reorganization and implementation of fresh start accounting.

       The following table provides a comparison of the results of our operations and Adjusted EBITDA (unaudited) for the periods presented:

	Reorganized Company		Predecessor
			Company
	Three Months Ended	Two Months Ended	One Month Ended
	March 31,	March 31,	January 31,
	2004	2003	2003

	(unaudited)	(unaudited)

	(in thousands)
Revenues:
Wireless	$78,940	$47,434	$23,855
Broadcast	5,650	3,674	1,771

Total revenues	84,590	51,108	25,626

Operating expenses:
Cost of operations, excluding depreciation, amortization and accretion expenses:
Wireless	25,167	16,724	8,657
Broadcast	576	356	244

Total cost of operations, excluding depreciation, amortization and accretion expenses	25,743	17,080	8,901

Selling, general and administrative expenses:
Wireless	5,766	3,793	2,119
Broadcast	229	334	107
Other	6,047	4,104	1,777

Total selling, general and administrative expenses	12,042	8,231	4,003

Depreciation, amortization and accretion expenses:
Wireless	24,463	15,845	15,516
Broadcast	953	807	414

Total depreciation, amortization and accretion expenses	25,416	16,652	15,930

Total operating expenses	$63,201	$41,963	$28,834

Operating income (loss)	$21,389	$9,145	$(3,208)

Other income (expense):
Interest income	$214	$217	$137
Interest expense	(9,616)	(9,261)	(4,721)
Gain on debt discharge	—	—	1,034,764
Other income (expense)	(1,584)	(1,229)	(493)

Total other income (expense)	$(10,986)	$(10,273)	$1,029,687

Income (loss) from continuing operations before income taxes	$10,403	$(1,128)	$1,026,479
Income tax expense	2,806	578	5

Income (loss) from continuing operations	7,597	(1,706)	1,026,474
Reorganization items:
Adjust accounts to fair value	—	—	(644,688)
Professional and other fees	—	—	(23,894)

Total reorganization items	$—	$—	$(668,582)

Income (loss) before discontinued operations	$7,597	$(1,706)	$357,892
Discontinued operations (net of income taxes):
Income (loss) from operations of discontinued broadcast services division, net of income tax expense	(124)	14	(686)
Loss on disposal of discontinued broadcast services division, net of income tax expense	(343)	—	—

Income (loss) before cumulative effect of change in accounting principle	$7,130	$(1,692)	$357,206
Cumulative effect of change in accounting principle	—	—	(12,236)

Net income (loss)	$7,130	$(1,692)	$344,970

Adjusted EBITDA (unaudited):
Wireless	47,536	25,688	12,586
Broadcast	4,845	2,984	1,420
Other:
Corporate selling, general and administrative expenses, excluding corporate non-cash compensation charges	(7,160)	(4,104)	(1,777)

Total Adjusted EBITDA (unaudited)	$45,221	$24,568	$12,229

       Revenues. Revenues in 2004 were primarily affected by incremental revenue in 2004 from new customers on sites that were part of our portfolio on March 31, 2003, revenues derived from sites acquired or built subsequent to March 31, 2003 and increases in fee revenues, offset by reductions in revenues relating to the 545 SBC towers sold in February 2003. Fee revenues were $1.7 million, $0.8 million and $0.2 million for the three months ended March 31, 2004, the two months ended March 31, 2003 and the one month ended January 31, 2003, respectively. Based on trailing twelve-months revenue on the towers that we owned or operated as of March 31, 2003 and March 31, 2004, same tower revenue growth was 10%. We owned or operated 7,582 towers and in-building systems at March 31, 2004, as compared to 7,488 towers and in-building systems at March 31, 2003.

       For the three months ended March 31, 2004, the two months ended March 31, 2003 and the one month ended January 31, 2003, one wireless customer, which was a significant stockholder prior to our reorganization, and its affiliates accounted for $24.0 million, $15.6 million and $7.4 million or 28%, 31% and 29% of our revenues, respectively. In addition, another wireless customer, which was an affiliate of a significant stockholder prior to our reorganization, accounted for $18.2 million, $10.1 million and $5.9 million or 21%, 20% and 23% of our revenues in the three months ended March 31, 2004, the two months ended March 31, 2003 and the one month ended January 31, 2003, respectively. Both of these customers remain significant customers, but neither they nor their affiliates are significant stockholders following our reorganization and thus are no longer considered to be our related parties.

       Accounts receivable, net of allowance, increased by $1.2 million from December 31, 2003 to March 31, 2004. The increase in accounts receivable is primarily due to the timing of cash collections on account. Our allowance decreased in 2004 due to write-offs of accounts receivable, offset by recoveries of amounts previously reserved. We analyze the adequacy of our accounts receivable allowance on a periodic basis to ensure that we appropriately reflect the amount we expect to collect. The economic factors affecting the wireless communications industry as a whole, our customers’ ability to meet their financial obligations and the age of our outstanding accounts receivable are all factors we take into consideration when evaluating the adequacy of our estimate for the allowance for doubtful accounts.

       Costs of Operations, Excluding Depreciation, Amortization and Accretion Expenses. Costs of operations, excluding depreciation, amortization and accretion expenses as a percentage of revenues were 30% for the three months ended March 31, 2004, 33% for the two months ended March 31, 2003 and 35% for the one month ended January 31, 2003. Costs of operations, excluding depreciation, amortization and accretion expenses, for the wireless segment as a percentage of wireless segment revenues were 32% for the three months ended March 31, 2004, 35% for the two months ended March 31, 2003 and 36% for the one month ended January 31, 2003. Broadcast leasing costs of operations, excluding depreciation, amortization and accretion expenses, as a percentage of broadcast leasing revenues were 10% for the three months ended March 31, 2004, 10% for the two months ended March 31, 2003 and 14% for the one month ended January 31, 2003. Costs of operations, excluding depreciation, amortization and accretion expenses, as a percentage of revenues for the wireless and broadcast segments in 2004 were primarily affected by increased revenues generated from new customers on existing towers. As our wireless and broadcast leasing operations mature, we expect that additional customers on towers will generate increases in our margins for wireless and broadcast leasing operations and in cash flow because a significant percentage of tower operating costs are fixed and do not increase with additional customers.

       Selling, General and Administrative Expenses. A significant portion of our selling, general and administrative expenses does not increase when we add incremental revenues to our sites. Selling, general and administrative expenses were 14% of total revenues for the three months ended March 31, 2004. Selling, general and administrative expenses were 16% of total revenues for both the two months ended March 31, 2003 and the one month ended January 31, 2003. Selling, general and administrative expenses for 2004 as a percentage of revenues decreased from 2003 levels due primarily to increased revenues from new customers on existing towers.

       Selling, general and administrative expenses for our wireless segment were 7%, 8% and 9% of wireless revenues for the three months ended March 31, 2004, the two months ended

March 31, 2003 and the one month ended January 31, 2003, respectively. Selling, general and administrative expenses for our broadcast segment as a percentage of broadcast revenues were 4%, 9% and 6% for the three months ended March 31, 2004, the two months ended March 31, 2003 and the one month ended January 31, 2003, respectively.

       Selling, general and administrative expenses not specific to the above business segments were 7% of total revenues for the three months ended March 31, 2004, 8% of total revenues for the two months ended March 31, 2003 and 7% for the one month ended January 31, 2003.

       Other Income (Expense). Other income (expense), net was an expense of $1.6 million in the three months ended March 31, 2004. The three months ended March 31, 2004 included net other expense of $0.5 million in the wireless segment, consisting primarily of $0.6 million of write-offs of customer contracts relating to communications towers that were sold. Other expense not specific to any business segment was $1.1 million, consisting primarily of $0.9 million of expenses related to the public offering of shares of our common stock and $0.1 million related to the writedown of our interest rate cap to fair value.

       Other income (expense), net was an expense of $1.2 million and $0.5 million in the two months ended March 31, 2003 and the one month ended January 31, 2003, respectively. Other expense for the two months ended March 31, 2003 related to the wireless segment and consisted primarily of losses on sales of assets. For the one month ended January 31, 2003, the $0.5 million of other expense related to the wireless segment and consisted of $0.6 million related to losses from investments in affiliates accounted for under the equity method offset by a gain on sale of assets of $0.1 million.

       Adjusted EBITDA. As a result of the factors discussed above, Adjusted EBITDA was $45.2 million, $24.6 million and $12.2 million for the three months ended March 31, 2004, the two months ended March 31, 2003 and the one month ended January 31, 2003, respectively.

       Depreciation, Amortization and Accretion Expenses. Depreciation, amortization and accretion expenses for 2004 remained relatively consistent with 2003 levels.

       Interest Income. Interest income for 2004 was affected by higher cash balances on hand offset by lower interest rates.

       Interest Expense. Interest expense in 2004 was affected by the extinguishment of indebtedness pursuant to our Plan of Reorganization and a reduction of amounts outstanding under our credit facility. Interest expense for the three months ended March 31, 2004 consisted of $4.6 million of interest on our credit facility, $4.1 million of interest on our Senior Notes and amortization of debt issuance costs of $1.1 million, less $0.2 million of capitalized interest. Interest expense for the two months ended March 31, 2003 consisted of $6.9 million of interest on our credit facility, amortization of debt issuance costs of $0.8 million and write-off of debt issuance costs of $1.6 million. Interest expense for the one month ended January 31, 2003 consisted of $4.3 million of interest on our credit facility and amortization of debt issuance costs of $0.4 million.

       Gain on Debt Discharge. On February 10, 2003, we emerged from bankruptcy, and the holders of the indebtedness extinguished pursuant to our Plan of Reorganization received their pro rata share of 47.5 million shares of common stock in exchange for their notes. The excess of the carrying value of the extinguished indebtedness, net of the related debt issuance costs, over the reorganization value used in adopting fresh start accounting was recorded as a gain on debt discharge of $1.03 billion in the one month ended January 31, 2003.

       Reorganization Items. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), we adopted fresh start accounting as of January 31, 2003, and our emergence from bankruptcy resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The net effect of all fresh start accounting adjustments resulted in a charge of $644.7 million, which is recorded in the one month ended January 31, 2003. In addition, we incurred costs directly associated with the chapter 11 proceedings of $23.9 million in the one month ended January 31, 2003. These costs are included in reorganization items in the consolidated statement of operations.

       Discontinued Operations. On December 16, 2003, we decided to discontinue our broadcast services division. This division was sold on March 1, 2004. Income (losses) from operations of this division were ($0.1) million, $14,000 and ($0.7) million for the three months ended March 31, 2004, the two months ended March 31, 2003 and the one month ended January 31, 2003, respectively.

       Net Income (Loss). As a result of the factors discussed above, net income for the three months ended March 31, 2004 was $7.1 million, net loss for the two months ended March 31, 2003 was $1.7 million and net income for the one month ended January 31, 2003 was $345.0 million.

Eleven Months Ended December 31, 2003, One Month Ended January 31, 2003 and the Year Ended December 31, 2002

       On January 28, 2003, our Plan of Reorganization was confirmed by the Bankruptcy Court, and we emerged from bankruptcy on February 10, 2003. As a result of the implementation of fresh start accounting as of January 31, 2003, our results of operations after that date are not comparable to results reported in prior periods because of differences in the bases of accounting and the capital structure for the Predecessor Company and the Reorganized Company. See Note 2 to the consolidated financial statements incorporated by reference into this prospectus for additional information on the consummation of the Plan of Reorganization and implementation of fresh start accounting.

       The following table provides a comparison of the results of our operations and Adjusted EBITDA (unaudited) for the periods presented:

	Eleven
	Months	One Month
	Ended	Ended	Year Ended
	December 31,	January 31,	December 31,
	2003	2003	2002

	(in thousands)
Revenues:
Wireless	$269,211	$23,855	$261,189
Broadcast	20,534	1,771	21,336

Total revenues	289,745	25,626	282,525

Operating expenses:
Cost of operations, excluding depreciation, amortization and accretion expenses:
Wireless	93,234	8,657	103,635
Broadcast	2,055	244	4,905

Total cost of operations, excluding depreciation, amortization and accretion expenses	95,289	8,901	108,540

Selling, general and administrative expenses:
Wireless	21,298	2,119	24,663
Broadcast	2,110	107	1,711
Other	22,414	1,777	28,438

Total selling, general and administrative expenses	45,822	4,003	54,812

Depreciation, amortization and accretion expenses:
Wireless	89,629	15,516	181,980
Broadcast	3,569	414	6,196

Total depreciation, amortization and accretion expenses	93,198	15,930	188,176

Restructuring and non-recurring charges	—	—	27,394

Total operating expenses	$234,309	$28,834	$378,922

Operating income (loss)	$55,436	$(3,208)	$(96,397)

Other income (expense):
Interest income	$816	$137	$855
Interest expense	(50,863)	(4,721)	(226,536)
Gain on debt discharge	—	1,034,764	—
Reorganization expense	—	—	(4,329)
Other expense	(2,759)	(493)	(10,820)

Total other income (expense)	$(52,806)	$1,029,687	$(240,830)

Income (loss) from continuing operations before income taxes	$2,630	$1,026,479	$(337,227)
Income tax expense	2,756	5	1,331

Income (loss) from continuing operations	(126)	1,026,474	(338,558)
Reorganization items:
Adjust accounts to fair value	—	(644,688)	—
Professional and other fees	—	(23,894)	—

Total reorganization items	$—	$(668,582)	$—

Income (loss) before discontinued operations	$(126)	$357,892	$(338,558)
Discontinued operations (net of income taxes):
Loss from operations of discontinued network services division	—	—	(12,268)
Loss on disposal of discontinued network services division	(596)	—	(46,984)
Loss from operations of discontinued broadcast services division	(1,987)	(686)	(421)
Loss on disposal of discontinued broadcast services division	(16,977)	—	—

Income (loss) before cumulative effect of change in accounting principle	$(19,686)	$357,206	$(398,231)
Cumulative effect of change in accounting principle	—	(12,236)	(376,753)

Net income (loss)	$(19,686)	$344,970	$(774,984)

Adjusted EBITDA (unaudited):
Wireless	$154,544	$12,586	$107,030
Broadcast	13,745	1,420	11,967
Other:
Corporate selling, general and administrative expenses, excluding corporate non-cash compensation charges	(22,414)	(1,777)	(27,743)
Corporate non-cash compensation charges	—	—	(695)
Corporate other expense	—	—	(9,600)

Total other	(22,414)	(1,777)	(38,038)

Total Adjusted EBITDA (unaudited)	$145,875	$12,229	$80,959

       Revenues. Revenues in 2003 were primarily affected by incremental revenue in 2003 from new customers on sites that were part of our portfolio on December 31, 2002, revenues derived from sites acquired or built subsequent to December 31, 2002 and increases in fee revenues, offset by reductions in revenues relating to the 545 SBC towers sold in February 2003. Based on trailing twelve-months revenue on the towers that we owned or operated as of December 31, 2002 and December 31, 2003, same tower revenue growth was 12%. After the sale of 545 towers to Cingular and the sale of WesTower Leasing Canada, Inc., we owned or operated 7,577 towers and in-building systems at December 31, 2003, as compared to 8,036 towers and in-building systems at December 31, 2002.

       For the eleven months ended December 31, 2003 and the one month ended January 31, 2003, one wireless customer, which was a significant stockholder prior to our reorganization, and its affiliates accounted for $86.5 million and $7.4 million or 30% and 29% of our revenues, respectively. For the year ended December 31, 2002, this customer and its affiliates accounted for $88.0 million or 31% of our revenues. In addition, another wireless customer, which was an affiliate of a significant stockholder prior to our reorganization, accounted for $59.1 million or 20% of our revenues in the eleven months ended December 31, 2003, $5.9 million or 23% of our revenues for the one month ended January 31, 2003 and $63.2 million or 22% of our revenues in the year ended December 31, 2002. Both of these customers remain significant customers, but neither they nor their affiliates are significant stockholders following our reorganization and thus are no longer considered to be our related parties.

       Accounts receivable, net of allowance, decreased by $3.0 million from December 31, 2002 to December 31, 2003. The decrease in accounts receivable is primarily due to cash collections on account, offset by a $3.2 million decrease in the allowance for doubtful accounts. Our allowance decreased in 2003 due to write-offs of accounts receivable, offset by recoveries of amounts previously reserved as discussed below. We analyze the adequacy of our accounts receivable allowance on a periodic basis to ensure that we appropriately reflect the amount we expect to collect. The economic factors affecting the wireless communications industry as a whole, our customers’ ability to meet their financial obligations and the age of our outstanding accounts receivable are all factors we take into consideration when evaluating the adequacy of our estimate for the allowance for doubtful accounts. During 2002, numerous wireless carriers experienced financial difficulties and their balances owed to us continued to age; these circumstances caused us to increase our allowance at December 31, 2002. During 2003, due primarily to increased collection efforts, we were able to recover receivable amounts that had previously been reserved. As a result, we decreased our allowance as of December 31, 2003.

       Costs of Operations, Excluding Depreciation, Amortization and Accretion Expenses. Costs of operations, excluding depreciation, amortization and accretion expenses as a percentage of revenues were 33% for the eleven months ended December 31, 2003, 35% for the one month ended January 31, 2003 and 38% for the year ended December 31, 2002. Costs of operations, excluding depreciation, amortization and accretion expenses, for the wireless segment as a percentage of wireless segment revenues were 35% for the eleven months ended December 31, 2003, 36% for the one month ended January 31, 2003 and 40% for the year ended December 31, 2002. Broadcast leasing costs of operations, excluding depreciation, amortization and accretion expenses, as a percentage of broadcast leasing revenues were 10% for the eleven months ended December 31, 2003, 14% for the one month ended January 31, 2003 and 23% for the year ended December 31, 2002. Costs of operations, excluding depreciation, amortization and accretion expenses, for the wireless and broadcast segments in 2003 were primarily affected by increased revenues generated from new customers on existing towers. As our wireless and broadcast leasing operations mature, we expect that additional customers on towers will generate increases in our margins for wireless and broadcast leasing operations and in cash flow because a significant percentage of tower operating costs are fixed and do not increase with additional customers.

       Selling, General and Administrative Expenses. A significant portion of our selling, general and administrative expenses does not increase when we add incremental revenues to our sites. Selling, general and administrative expenses were 16% of total revenues for both the eleven months ended December 31, 2003 and the one-month ended January 31, 2003. Selling, general and administrative expenses were 19% of total revenues for the year ended December 31, 2002. Selling, general and administrative expenses declined during 2003 as a percentage of revenues primarily due to increases in revenues generated from new customers on existing sites and as a result of cost cutting measures that we implemented in late 2002.

       Selling, general and administrative expenses for our wireless segment were 8% and 9% of wireless revenues for the eleven months ended December 31, 2003 and the one-month ended January 31, 2003, respectively. Selling, general and administrative expenses for this segment were 9% of wireless revenues for the year ended December 31, 2002. Selling, general and administrative expenses for our broadcast segment as a percentage of broadcast revenues were 10% and 6% for the eleven months ended December 31, 2003 and the one-month ended January 31, 2003, respectively. Selling, general and administrative expenses for this segment as a percentage of broadcast revenues were 8% for the year ended December 31, 2002.

       Selling, general and administrative expenses not specific to the above business segments were 8% of total revenues for the eleven months ended December 31, 2003 and 7% for the one-month ended January 31, 2003. Selling, general and administrative expenses not specific to the above business segments were 10% of total revenues for the year ended December 31, 2002.

       Restructuring and Non-Recurring Charges. In the year ended December 31, 2002, we recorded restructuring and non-recurring charges of $27.4 million. The details of these charges are discussed below:

•	In May 2002, we announced the termination of our build-to-suit programs with Cingular and other carriers and recorded restructuring charges of $23.1 million, consisting of $20.3 million in our wireless segment and $2.8 million in our broadcast segment; and

•	In December 2002, we wrote-down 21 wireless towers that were deemed not marketable and therefore impaired. We recorded a non-recurring charge in our wireless segment based on the carrying value and the estimated discounted cash flow of the towers of $4.3 million.

       The following table summarizes the restructuring and non-recurring charges for the year ended December 31, 2002:

	Write-off of	Write-down	Employee
	goodwill	of assets	severance	Other	Total

	(in thousands)
Termination of build-to-suit programs — May 2002	$—	$16,400	$3,500	$3,200	$23,100
Impairment of 21 towers — December 2002	—	4,300	—	—	4,300

Total 2002 restructuring and non-recurring charges	$—	$20,700	$3,500	$3,200	$27,400

       Other Income (Expense). Other income (expense), net was an expense of $2.8 million and $0.5 million in the eleven months ended December 31, 2003 and the one month ended January 31, 2003, respectively. The eleven months ended December 31, 2003 included $0.1 million of other expense recorded in the wireless segment. This amount consisted primarily of $3.8 million of gain on the sale of available-for-sale securities, $0.4 million of gain on sale of subsidiary, $2.4 million of loss on sale of assets, $1.3 million of expenses related to the public offering of shares of our common stock and $0.5 million related to the writedown of our interest rate cap to fair value. In addition, we recorded $2.6 million of other expense in the broadcast segment related to the loss on disposal of a broadcast tower. For the one month ended January 31, 2003, this amount consisted of $0.6 million related to losses from investments in affiliates accounted for under the equity method offset by a gain on sale of assets of $0.1 million.

       Other income (expense), net was an expense of $10.8 million in the year ended December 31, 2002. Of this amount, other expense related to the wireless segment was $1.2 million for the year ended December 31, 2002, primarily due to loss on sale of assets. Other expense not specific to any business segment for the year ended December 31, 2002 was $9.6 million and was related primarily to expenses associated with our proposed debt tender and exchange offers, offset by gains from investments in affiliates accounted for under the equity method.

       Adjusted EBITDA. As a result of the factors discussed above, Adjusted EBITDA was $145.9 million and $12.2 million for the eleven months ended December 31, 2003 and the one month ended January 31, 2003, respectively. Adjusted EBITDA was $81.0 million for the year ended December 31, 2002.

       Depreciation, Amortization and Accretion Expenses. Depreciation, amortization and accretion expenses for 2003 were affected primarily by the implementation of fresh start accounting, which reduced the depreciable basis of property and equipment by $954.2 million, resulting in decreased depreciation expense, offset by an increase in amortization expense relating to customer contracts and an increase in accretion of the asset retirement obligation.

       Interest Income. Interest income for 2003 was affected by higher cash balances on hand and lower interest rates.

       Interest Expense. Interest expense in 2003 was affected by the extinguishment of indebtedness pursuant to our Plan of Reorganization and a reduction of amounts outstanding under our credit facility, offset by increases in interest expense as a result of the issuance of the 8 1/4% Senior Notes due 2010 and write-offs of $8.8 million of debt issuance costs resulting from prepayments of amounts outstanding under our credit facility. Interest expense for the eleven months ended December 31, 2003 consisted of $37.5 million of interest on our credit facility and our Senior Notes, amortization of debt issuance costs of $4.6 million and write-off of debt issuance costs of $8.8 million. Interest expense for the one month ended January 31, 2003 consisted of $4.3 million of interest on our credit facility and amortization of debt issuance costs of $0.4 million. Interest expense for the year ended December 31, 2002 consisted of $104.1 million of interest on our credit facility and our Senior Notes, amortization of senior discount notes of $109.4 million, amortization of debt issuance costs of $14.3 million less capitalized interest of $1.2 million.

       Gain on Debt Discharge. On February 10, 2003, we emerged from bankruptcy, and the holders of the indebtedness extinguished pursuant to our Plan of Reorganization received their pro rata share of 47.5 million shares of common stock in exchange for their notes. The excess of the carrying value of the extinguished indebtedness, net of the related debt issuance costs, over the reorganization value used in adopting fresh start accounting was recorded as a gain on debt discharge of $1.03 billion in the one month ended January 31, 2003.

       Reorganization Expense. Reorganization expense for the year ended December 31, 2002 was $4.3 million and related to costs incurred in connection with our Plan of Reorganization.

       Reorganization Items. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), we adopted fresh start accounting as of January 31, 2003, and our emergence from bankruptcy resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The net effect of all fresh start accounting adjustments resulted in a charge of $644.7 million, which is recorded in the one month ended January 31, 2003. In addition, we incurred costs directly associated with the chapter 11 proceedings of $23.9 million in the one month ended January 31, 2003. These costs are included in reorganization items in the consolidated statement of operations.

       Discontinued Operations. On December 16, 2003, we decided to discontinue our broadcast services division. Losses from operations of this division were $2.0 million, $0.7 million and $0.4 million for the eleven months ended December 31, 2003, the one month ended January 31, 2003 and the year ended December 31, 2002, respectively. Loss on disposal of our discontinued broadcast services division was $17.0 million in the eleven months ended December 31, 2003.

       On December 31, 2002, we sold our network services division. Loss from operations of this discontinued division was $12.3 million for the year ended December 31, 2002. Loss on disposal of our discontinued network services division was $47.0 million in the year ended December 31, 2002. Loss on disposal of our discontinued network services division was $0.6 million in the eleven months ended December 31, 2003. This amount consisted of the settlement of a disputed item related to the sale of the network services division.

       Net Income (Loss). As a result of the factors discussed above, net loss for the eleven months ended December 31, 2003 was $19.7 million and net income for the one month ended January 31, 2003 was $345.0 million. Net loss for the year ended December 31, 2002 was $775.0 million.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

       The following table provides a comparison of the results of our operations and Adjusted EBITDA (unaudited) for the periods presented:

	Year Ended	Year Ended
	December 31,	December 31,
	2001	2002	$ Change	% Change

	(dollars in thousands)
Revenues:
Wireless	$210,308	$261,189	$50,881	24%
Broadcast	11,427	21,336	9,909	87

Total Revenues	221,735	282,525	60,790	27

Operating expenses:
Cost of operations, excluding depreciation, amortization and accretion expenses:
Wireless	89,339	103,635	14,296	16
Broadcast	2,355	4,905	2,550	108

Total cost of operations, excluding depreciation, amortization and accretion expenses	91,694	108,540	16,846	18

Selling, general and administrative expenses:
Wireless	33,035	24,663	(8,372)	(25)
Broadcast	637	1,711	1,074	169
Other	31,868	28,438	(3,430)	(11)

Total selling, general and administrative expenses	65,540	54,812	(10,728)	(16)

Depreciation, amortization and accretion expenses:
Wireless	159,463	181,980	22,517	14
Broadcast	4,165	6,196	2,031	49

Total depreciation, amortization and accretion expenses	163,628	188,176	24,548	15

Restructuring and non-recurring charges	140,871	27,394	(113,477)	(81)

Total operating expenses	461,733	378,922	(82,811)	(18)

Operating loss	(239,998)	(96,397)	143,601	60

Other income (expense):
Interest income	17,037	855	(16,182)	(95)
Interest expense	(212,174)	(226,536)	(14,362)	(7)
Reorganization expense	—	(4,329)	(4,329)	(100)
Other expense	(223,241)	(10,820)	212,421	95

Total other expense	(418,378)	(240,830)	177,548	42

Loss from continuing operations before income taxes	(658,376)	(337,227)	321,149	49
Income tax expense	559	1,331	772	138

Loss from continuing operations	(658,935)	(338,558)	320,377	49
Discontinued operations (net of income taxes):
Income (loss) from operations of discontinued network services division	5,858	(12,268)	(18,126)	(309)
Loss on disposal of discontinued network services division	—	(46,984)	(46,984)	(100)
Loss from operations of discontinued broadcast services division	(1,692)	(421)	1,271	75

Loss before cumulative effect of change in accounting principle	(654,769)	(398,231)	256,538	39
Cumulative effect of change in accounting principle	—	(376,753)	(376,753)	(100)

Net loss	$(654,769)	$(774,984)	$(120,215)	(18)%

Adjusted EBITDA (unaudited):
Wireless	$(53,044)	$107,030	$160,074	302%
Broadcast	8,537	11,967	3,430	40
Other:
Corporate selling, general and administrative expenses, excluding corporate non-cash compensation charges	(29,743)	(27,743)	2,000	7
Corporate non-cash compensation charges	(2,125)	(695)	1,430	67
Corporate other expenses	(66,852)	(9,600)	57,252	86

Total Other	(98,720)	(38,038)	60,682	61

Total adjusted EBITDA (unaudited)	$(143,227)	$80,959	$224,186	156%

       Revenues. The increase in revenues from 2001 to 2002 was primarily a result of incremental revenue in 2002 from new customers on towers that were part of our portfolio on December 31, 2001 and revenues derived from towers acquired in 2001 and 2002. Based on trailing twelve-months revenue on the towers that we owned or operated as of December 31, 2001, same tower revenue growth was 18%. We owned or operated 8,036 towers at December 31, 2002, as compared to 7,925 towers at December 31, 2001.

       For the year ended December 31, 2002, one wireless customer, which was a significant stockholder at the time, and its affiliates accounted for $88.0 million or 31% of our revenues. For the year ended December 31, 2001, this customer and its affiliates accounted for $78.5 million or 35% of our revenues. In addition, another wireless customer, which was an affiliate of a significant stockholder at the time, accounted for $63.2 million or 22% of our revenues in the year ended December 31, 2002 and $33.9 million or 15% of our revenues in the year ended December 31, 2001. Both of these customers remain significant customers, but neither they nor their affiliates are significant stockholders following our reorganization and thus are no longer considered to be our related parties.

       Accounts receivable, net of allowance, decreased by $5.7 million from December 31, 2001 to December 31, 2002. This decrease is primarily due to an increase in the allowance for doubtful accounts, which grew by $6.6 million for the same period. We analyze the adequacy of our accounts receivable on a periodic basis to ensure that we appropriately reflect the amount we expect to collect. The economic factors affecting the wireless communications industry as a whole, our customers’ ability to meet their financial obligations and the age of our outstanding accounts receivable are all factors we take into consideration when evaluating the adequacy of our estimate for the allowance for doubtful accounts. During 2002, numerous wireless carriers experienced financial difficulties and their balances owed to us continued to age; these circumstances caused us to increase our allowance.

       Costs of Operations, Excluding Depreciation, Amortization and Accretion Expenses. Costs of operations, excluding depreciation, amortization and accretion expenses, increased primarily due to towers acquired or constructed during 2001 and 2002. Costs of operations, excluding depreciation, amortization and accretion expenses, for wireless operations as a percentage of wireless revenues decreased to 40% for the year ended December 31, 2002 from 42% for the year ended December 31, 2001. Costs of operations, excluding depreciation, amortization and accretion expenses, for broadcast leasing as a percentage of broadcast leasing revenues increased to 23% for the year ended December 31, 2002 from 21% for the year ended December 31, 2001. Overall, costs of operations, excluding depreciation, amortization and accretion expenses, as a percentage of revenues decreased to 38% for the year ended December 31, 2002 from 41% for the year ended December 31, 2001. The decrease was primarily due to increased revenues generated from new customers on existing towers. As our operations mature, we expect that additional customers on towers will generate increases in our margins and in cash flow because a significant percentage of tower operating costs are fixed and do not increase with additional customers.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased to 19% for the year ended December 31, 2002 from 30% for the year ended December 31, 2001. Selling, general and administrative expenses decreased in amount and as a percentage of revenues as a result of significant cost cutting measures implemented in the second half of 2001 and early 2002. In addition, for the year ended December 31, 2002, we recorded non-cash compensation charges of $0.7 million related to the issuance of stock options and restricted shares of common stock to employees compared to $2.1 million in the year ended December 31, 2001.

       Selling, general and administrative expenses for wireless operations as a percentage of wireless revenues decreased to 9% for the year ended December 31, 2002 from 16% for the year ended December 31, 2001. Selling, general and administrative expenses for broadcast leasing as a percentage of broadcast leasing revenues increased to 8% for the year ended December 31, 2002 from 6% for the year ended December 31, 2001. This increase is due to the additional integration cost of recent tower purchases.

       Selling, general and administrative expenses not specific to the above business segments as a percentage of total revenues decreased to 10% for the year ended December 31, 2002 from 14% for the year ended December 31, 2001.

       Restructuring and Non-Recurring Charges. In the years ended December 31, 2002 and 2001, we recorded restructuring and non-recurring charges of $27.4 and $140.9 million, respectively. The details of these charges are discussed below:

•	In May 2002, we announced the termination of our build-to-suit programs with Cingular and other carriers and recorded restructuring charges of $23.1 million;

•	In December 2002, we wrote-down 21 wireless towers that were deemed not marketable and therefore impaired. We recorded a non-recurring charge based on the carrying value and the estimated discounted cashflow of the towers of $4.3 million;

•	In May 2001, we announced the consolidation of our rooftop management operations and recorded non-recurring charges of $35.8 million;

•	In June 2001, we announced that we would divest our operations in Mexico and recorded non-recurring charges of $32.2 million;

•	In June 2001, we announced that we would close the Vertical Properties operations and recorded non-recurring charges of $4.3 million all relating to the broadcast division; and

•	In November 2001, we announced that we would reduce our planned new tower construction and acquisition programs for 2002 and recorded restructuring charges of $68.6 million. These charges include $35.0 million in fees paid to SBC in consideration for modification to our agreement.

       The following tables summarize the restructuring and non-recurring charges for the years ended December 31, 2002 and 2001.

	Write-off	Write-
	of	down of	Employee
	goodwill	assets	severance	Other	Total

	(in thousands)
Termination of build-to-suit Cingular contract — May 2002	$—	$16,400	$3,500	$3,200	$23,100
Impairment of 21 towers — December 2002	—	4,300	—	—	4,300

Total 2002 restructuring and non-recurring charges	$—	$20,700	$3,500	$3,200	$27,400

Rooftop consolidation — May 2001	$29,600	$5,100	$1,100	$—	$35,800
Mexico divesture — June 2001	10,700	17,600	3,900	—	32,200
Vertical Properties closing — June 2001	4,200	—	100	—	4,300
Reduction of new tower construction and acquisition program — November 2001	—	26,000	2,800	39,800	68,600

Total 2001 restructuring and non-recurring charges	$44,500	$48,700	$7,900	$39,800	$140,900

       Other Income (Expense). Other income (expense) was an expense of $10.8 million in the year ended December 31, 2002. Other income (expense) for our wireless segment was an expense of $1.2 million in the year ended December 31, 2002, primarily due to loss on sale of assets. Other income (expense) not specific to any business segment was an expense of $9.6 million in the year ended December 31, 2002, primarily due to expenses associated with our proposed debt tender and exchange offers, offset by gains from investments in affiliates accounted for under the equity method.

       Other income (expense) not specific to any business segment was a net expense of $223.2 million in the year ended December 31, 2001. Of this amount, $61.8 million related to losses from investments in former affiliates accounted for under the equity method, primarily our investment in SpectraSite-Transco Communications, Ltd., $121.9 million related to the write-down of our investment in SpectraSite-Transco and $20.0 million related to the write-off of a loan to SpectraSite-Transco. We completed the sale of our interest in SpectraSite-Transco in October 2001. In addition, $7.5 million related to a write-off of our investment in Evolution Holdings, Inc., a network services company that ceased operations in the second quarter. Other income (expense) for 2001 also includes $7.0 million related to the write-down of a loan to Concourse Communications, Inc., a former affiliate that provides in-building antenna sites primarily in airports and other public sites in New York City.

       Adjusted EBITDA. As a result of the factors discussed above, Adjusted EBITDA increased to $80.9 million for the year ended December 31, 2002 from ($143.2) million for the year ended December 31, 2001. Wireless Adjusted EBITDA increased to $107.0 million for the year ended December 31, 2002 from ($53.0) million for the year ended December 31, 2001. Adjusted EBITDA for our broadcast segment increased to $12.0 million for the year ended December 31, 2002 from $8.5 million for the year ended December 31, 2001.

       Depreciation, Amortization and Accretion Expenses. Depreciation and amortization expenses increased primarily as a result of the increased depreciation from the towers we have acquired or constructed, partially offset by the $35.5 million reduction in goodwill amortization as a result of the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). See “— Description of Critical Accounting Policies — Goodwill.”

       As a result of the factors discussed above, our operating loss was $96.4 million for the year ended December 31, 2002, compared to a loss of $240.0 million for the year ended December 31, 2001.

       Interest Expense. Net interest expense increased due to increased accreted value of the senior discount notes and increased amounts outstanding under our credit facility, as well as the write-off of $4.5 million of debt issuance costs related to the decrease in the maximum availability of the credit facility. This increase was partially offset by not incurring interest expense of $24.4 million on the senior notes, senior discount notes and senior convertible notes for the period from the date of the chapter 11 filing (November 15, 2002) through December 31, 2002.

       Discontinued Operations. Loss from operations of the discontinued network services division was $12.3 million in the year ended December 31, 2002 compared to income from operations of the discontinued network services division of $5.9 million in the year ended December 31, 2001. The loss from operations in 2002 was primarily due to lower revenues, fixed costs that did not decline with revenues and a more competitive environment for these services that led to lower pricing and restructuring charges. On December 31, 2002, we completed the sale of the network services division, resulting in a loss on disposal of $47.0 million. Loss from operations of the discontinued broadcast services division was $0.4 million in the year ended December 31, 2002 compared to a loss of $1.7 million in the year ended December 31, 2001. These losses were due to the uncertainties regarding the requirements and timing for multicasting of digital television. These uncertainties have caused broadcasters to delay their capital expenditures for new construction and make minimum modifications to their towers.

       Cumulative Effect of Change in Accounting Principle. We performed the first of the impairment tests of goodwill required by SFAS 142 by comparing the fair value of each of our reporting units with its carrying value. Fair value was determined using a discounted cash flow methodology. Based on our impairment tests, we recognized an adjustment of $376.8 million to reduce the carrying value of goodwill in our wireless services, broadcast tower, broadcast services and building units to its implied fair value. The impairment adjustment recognized at adoption of the new rules was reflected as a cumulative effect of accounting change in our first quarter 2002 statement of operations.

       Net Income (Loss). As a result of the factors discussed above, net loss was $775.0 million for the year ended December 31, 2002, compared to a net loss of $654.8 million for the year ended December 31, 2001.

Liquidity and Capital Resources

       We are a holding company whose only significant asset is the outstanding capital stock of our subsidiary, Communications. Our only source of cash to pay our obligations is distributions from Communications.

       As a result of the reorganization and implementation of fresh start accounting, our results of operations after January 31, 2003 are not comparable to results reported in prior periods because of differences in the bases of accounting and the capital structure for the Predecessor Company and the Reorganized Company.

Cash Flows

       Cash provided by operating activities was $97.0 million for the eleven months ended December 31, 2003 and $5.9 million for the one month ended January 31, 2003. Cash provided by operating activities was $36.3 million for the year ended December 31, 2002. The increase in cash provided by operating activities in 2003 is primarily attributable to decreased interest payments following our reorganization, decreased accounts receivable and increased accounts payable.

       Cash provided by operating activities was $27.8 million for the three months ended March 31, 2004. Cash provided by operating activities was $11.9 million for the two months ended March 31, 2003 and $5.9 million for the one month ended January 31, 2003. The increase in cash provided by operating activities in 2004 is primarily attributable to increased operating income.

       Cash provided by investing activities was $37.3 million for the eleven months ended December 31, 2003. Cash used in investing activities was $2.7 million for the one month ended January 31, 2003 and $70.0 million for the year ended December 31, 2002. Investing activities for the eleven months ended December 31, 2003 consisted primarily of proceeds received from the sale of the 545 SBC towers of $81.0 million. In addition, we invested $52.0 million, $2.7 million and $71.2 million in purchases of property and equipment and acquisitions of towers in the eleven months ended December 31, 2003, the one month ended January 31, 2003 and the year ended December 31, 2002, respectively.

       Cash used in investing activities was $7.8 million for the three months ended March 31, 2004. Cash provided by investing activities was $78.9 million for the two months ended March 31, 2003 and cash used in investing activities was $2.7 million for the one month ended January 31, 2003. Investing activities for the three months ended March 31, 2004 consisted primarily of $6.3 million of purchases of property and equipment and $1.7 million in acquisitions of towers. Investing activities for the two months ended March 31, 2003 consisted primarily of proceeds received from the sale of the 545 SBC towers of $81.0 million. In addition, we invested $2.3 million and $2.7 million in purchases of property and equipment and acquisitions, primarily related to the acquisition and construction of communications towers, in the two months ended March 31, 2003 and the one month ended January 31, 2003.

       Cash used in financing activities was $147.1 million in the eleven months ended December 31, 2003 and $10.9 million in the one month ended January 31, 2003. Cash provided by financing activities was $83.1 million in the year ended December 31, 2002. Cash used in financing activities for the eleven months ended December 31, 2003 consisted primarily of $200.0 million in proceeds from the issuance of our 8 1/4% Senior Notes Due 2010 and $5.1 million in proceeds from the issuance of common stock, offset by $343.4 million of payments on our credit facility, payments on capital leases of $0.7 million and $8.1 million in debt issuance costs related to the Senior Notes. Cash used in financing activities for the one month ended January 31, 2003 consisted of payments on capital leases of $10.9 million, which includes the prepayment of a capital lease in connection with the exercise of our purchase option on our corporate headquarters. The cash provided by financing activities in the year ended December 31, 2002 was primarily attributable to $90.0 million of draws on our credit facility.

       Cash provided by financing activities was $3.9 million in the three months ended March 31, 2004. Cash used in financing activities was $76.1 million in the two months ended March 31, 2003 and $10.9 million in the one month ended January 31, 2003. Cash provided by financing activities for the three months ended March 31, 2004 consisted primarily of $4.5 million in proceeds from the issuance of common stock related to the exercise of stock options, offset by $0.4 million of payments on our credit facility and payments on capital leases of $0.1 million. Cash used in financing activities for the two months ended March 31, 2003 consisted of repayments on our credit facility of $76.0 million and payments on capital leases of $0.1 million.

Cash used in financing activities for the one month ended January 31, 2003 consisted of payments on capital leases of $10.9 million, which includes the prepayment of a capital lease in connection with the exercise of our purchase option on our corporate headquarters.

Financing Transactions

       On May 21, 2003, we issued $200.0 million aggregate principal amount of 8 1/4% Senior Notes due 2010 for proceeds of $194.5 million, net of underwriting fees. On December 12, 2003, we exchanged the $200.0 million aggregate principal amount of 8 1/4% Senior Notes due 2010 for a like amount of 8 1/4% Senior Notes due 2010, which were registered under the Securities Act. Semi-annual interest payments for the 8 1/4% Senior Notes are due on each May 15 and November 15 beginning on November 15, 2003. We are required to comply with certain covenants under the terms of the 8 1/4% Senior Notes that restrict our ability to incur additional indebtedness and make certain payments, among other things.

       On October 8, 2003, we completed an underwritten public offering of our common stock, whereby approximately 10.4 million shares of common stock were sold by four of our existing stockholders, including an over-allotment option exercised by the underwriters. The selling stockholders received net proceeds of $292.0 million from the offering. In connection with this offering, we incurred costs of approximately $1.3 million in the eleven months ended December 31, 2003. In connection with the offering, on October 3, 2003, our common stock began trading on the New York Stock Exchange under the symbol “SSI.”

       On February 11, 2004, we completed an underwritten public offering of our common stock, whereby approximately 10.4 million shares of common stock were sold by four of our existing stockholders, including an over-allotment option exercised by the underwriters. The selling stockholders received net proceeds of $347.8 million from the offering. In connection with this offering, we incurred costs of approximately $0.9 million in the three months ended March 31, 2004.

Credit Facility

       Our principal operating subsidiary, Communications, is party to an amended and restated credit facility with lending commitments totaling approximately $639.2 million. The credit facility includes a revolving credit facility with a borrowing limit of $200.0 million, subject to compliance with covenants and the satisfaction of certain conditions precedent. As of March 31, 2004, Communications could borrow up to approximately $192.1 million of the $200.0 million under the revolving credit facility. The maximum amount available will be reduced (and, if necessary, any amounts outstanding must be repaid) in quarterly installments beginning on September 30, 2005 and ending on June 30, 2007. The credit facility also includes a multiple-draw term loan that is fully drawn and which must be repaid in quarterly installments beginning on March 31, 2006 and ending on June 30, 2007, and a term loan that is fully drawn and which must be repaid in quarterly installments beginning on September 30, 2007 and ending on December 31, 2007. As of March 31, 2004, $187.4 million was outstanding under the multiple draw term loan and $251.8 million was outstanding under the term loan.

       On February 9, 2004, Communications completed an amendment to its credit facility to replace the existing term loan with a new term loan that is substantially the same as the existing term loan, except that the interest rate was reduced from, at Communications’ option, Canadian Imperial Bank of Commerce’s base rate plus 1.75% per annum or the Eurodollar rate plus 3.00% per annum to Canadian Imperial Bank of Commerce’s base rate plus 1.00% per annum or the Eurodollar rate plus 2.25% per annum. The amendment also provides that the interest rate margins will automatically be further reduced if Communications’ credit ratings improve.

       The revolving credit loans and the multiple draw term loans bear interest, at Communications’ option, at either Canadian Imperial Bank of Commerce’s base rate plus an applicable margin ranging from 2.00% to 1.00% per annum or the Eurodollar rate plus an applicable margin ranging from 3.25% to 2.25% per annum, depending on Communications’ leverage ratio at the end of the preceding fiscal quarter. The term loan bears interest, at Communications’ option, at either Canadian Imperial Bank of Commerce’s base rate plus 1.00% per annum or the Eurodollar rate plus 2.25% per annum. The weighted average interest rate on outstanding borrowings under the credit facility as of March 31, 2004 was 3.51%.

       In February 2003, we entered into an interest rate cap agreement in order to limit exposure to fluctuations in interest rates on our variable rate credit facility. This transaction is designated as a fair value hedge. Accordingly, gains and losses from the change in the fair value of this instrument are recognized in other income and expense. As of March 31, 2004, the carrying amount and fair value of this instrument was $0.1 million and is included in Other Assets in the consolidated financial statements.

       Communications is required to pay a commitment fee of between 1.375% and 0.500% per annum in respect of the undrawn portions of the revolving credit facility, depending on the undrawn amount. Communications may be required to prepay the credit facility in part upon the occurrence of certain events, such as a sale of assets, the incurrence of certain additional indebtedness, certain changes to the SBC transaction or the generation of excess cash flow (as defined in the credit facility).

       SpectraSite and each of Communications’ domestic subsidiaries have guaranteed the obligations under the credit facility. The credit facility is further secured by substantially all the tangible and intangible assets of Communications and its domestic subsidiaries, a pledge of all of the capital stock of Communications and its domestic subsidiaries and 66% of the capital stock of Communications’ foreign subsidiaries. The credit facility contains a number of covenants that, among other things, restrict Communications’ ability to incur additional indebtedness; create liens on assets; make investments or acquisitions or engage in mergers or consolidations; dispose of assets; enter into new lines of business; engage in certain transactions with affiliates; and pay dividends or make capital distributions. In addition, the credit facility requires compliance with certain financial covenants, including a requirement that Communications and its subsidiaries, on a consolidated basis, maintain a maximum ratio of total debt to annualized EBITDA (as defined in the credit facility), a minimum interest coverage ratio and a minimum fixed charge coverage ratio.

       On March 1, 2004, Communications repaid $0.2 million of the multiple draw term loan and $0.2 million of the term loan. In connection with these repayments, Communications wrote off approximately $7,000 in debt issuance costs. This charge is included in interest expense in the consolidated statement of operations.

       With the proceeds of the sale of 545 towers to Cingular, Communications repaid $31.4 million of the multiple draw term loan and $42.1 million of the term loan on February 11, 2003. In addition, Communications repaid $1.1 million of the multiple draw term loan and $1.4 million of the term loan on February 19, 2003. In connection with these repayments, Communications wrote off $1.6 million in debt issuance costs. This charge is included in interest expense in the consolidated statement of operations.

       The following table summarizes activity with respect to our credit facility from January 1, 2004 through March 31, 2004:

				Undrawn
	Amount Owed			Revolving
				Credit
	Multiple	Term		Facility
	Draw	Loan	Total	Commitment

	(in thousands)
Balance, January 1, 2004	$187,581	$251,974	$439,555	$200,000
Other repayments	(171)	(229)	(400)	—

Balance, March 31, 2004	$187,410	$251,745	$439,155	$200,000

Liquidity and Commitments

       We emerged from bankruptcy in February 2003. As a result, $1.76 billion of previously outstanding indebtedness was cancelled. Communications, the borrower under the credit facility, and our other subsidiaries were not part of the bankruptcy. The credit facility has remained in place during, and since, the reorganization.

       We had cash and cash equivalents of $84.3 million at March 31, 2004 and $60.4 million at December 31, 2003. We also had $439.2 million outstanding under our credit facility at March 31, 2004 and $439.6 million outstanding at December 31, 2003. The revolving portion of our credit facility was undrawn. Our ability to borrow under the revolving credit facility is limited by the financial covenants regarding the total debt to Annualized EBITDA (as defined in the credit agreement) and interest and fixed charge coverage ratios of Communications and its subsidiaries. Communications could borrow an additional $192.1 million under the revolving credit facility as of March 31, 2004. Our ability to borrow under the credit facility’s financial covenants will increase or decrease as our Annualized EBITDA (as defined in the credit facility) increases or decreases. The weighted average interest rate on outstanding borrowings under the credit facility was 3.51% as of March 31, 2004 and 3.95% as of December 31, 2003. Giving effect to the amendment discussed above, the weighted average interest rate on outstanding borrowings under the credit facility as of December 31, 2003 would have been 3.51%.

       We are contractually obligated to acquire leasehold and sub-leasehold interests in up to an additional 474 towers from SBC through August 2004. These commitments will require a maximum of $123.2 million in the remainder of 2004. In addition, we will continue to make capital expenditures to improve our existing towers and to install new in-building neutral host distributed antenna systems. We believe that cash flow from operations, available cash on hand and availability under our credit facility will be sufficient to fund our capital expenditures and other currently anticipated cash needs for the next three years. Our ability to meet these needs from cash provided by operating activities will depend on the demand for wireless services, developments in competing technologies and our ability to add new customers, as well as general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. In addition, if we make additional acquisitions or pursue other opportunities or if our estimates prove inaccurate, we may seek additional sources of debt or equity capital or reduce the scope of tower construction and acquisition activity.

       The following table provides a summary of our material debt, lease and other contractual commitments as of March 31, 2004:

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	After 5 Years

	(in thousands)
Credit Facility	$439,155	$—	$134,132	$305,023	$—
Senior Notes	200,000	—	—	—	200,000
Capital Lease Payments	887	476	411	—	—
Operating Leases Payments	314,999	62,850	92,229	48,977	110,943
Asset Retirement Obligations	38,710	537	766	1,643	35,764
SBC Tower Purchase Commitment(1)	123,240	123,240	—	—	—

Total Contractual Cash Obligations	$1,116,991	$187,103	$227,538	$355,643	$346,707

(1)	Based on the estimated average purchase price of towers to be acquired from SBC.

       In addition, we had standby letters of credit of $7.9 million and performance bonds of $5.5 million outstanding at March 31, 2004, most of which expire within one year.

       On April 23, 2004 we were named as a defendant in a purported class action lawsuit. See “Business — Legal Proceedings.”

Description of Critical Accounting Policies

       The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We have identified the following critical accounting policies that affect the more significant estimates and judgments used in the preparation of our consolidated financial statements. On an on-going basis, we evaluate our estimates, including those related to the matters described below. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

Revenue Recognition

       Revenues are recognized when earned based on lease and license agreements. Rate increases based on fixed escalation clauses that are included in certain lease and license agreements are recognized on a straight-line basis over the term of the lease or license. Revenues from fees, such as engineering and site inspection fees, are recognized upon delivery of the related products and services to the customer. Additionally, we generate revenues related to the management of sites on rooftops. Under each site management agreement, we are entitled to a fee based on a percentage of the gross revenue derived from the rooftop site subject to the agreement. We recognize this fee as revenue when earned.

Allowance for Uncollectible Accounts

       We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware that a specific customer’s ability to meet its financial obligations to us is in question (e.g., bankruptcy filings, substantial down-grading of credit ratings), we record a specific allowance against amounts due to reduce the net recognized receivable from that customer to the amount we reasonably believe will be collected. For all other customers, we reserve a percentage of the remaining outstanding accounts receivable balance based on a review of the aging of customer balances, industry experience and the current economic environment. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in one or more significant customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Property and Equipment

       Property and equipment built, purchased, leased or licensed under long-term leasehold or license agreements are capitalized at cost and depreciated over their estimated useful lives. We capitalize costs incurred in bringing property and equipment to an operational state. Costs clearly associated with the acquisition, development and construction of property and equipment are capitalized as a cost of the assets. Indirect costs that relate to several assets are capitalized and allocated to the assets to which the costs relate. Indirect costs that do not clearly relate to projects under development or construction are charged to expense as incurred. Estimates and cost allocations are reviewed at the end of each financial reporting period. Costs are revised and reallocated as necessary for material changes on the basis of current estimates. In addition, upon initial recognition of a liability for the retirement of a purchased or constructed asset under Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, the cost of that liability is capitalized as part of the cost basis of the related asset and depreciated over the related life of the asset. Depreciation on property and equipment excluding towers is computed using the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years. Depreciation on towers is computed using the straight-line method over the estimated useful lives of 15 years for wireless towers and 30 years for broadcast towers. Amortization of assets recorded under capital leases is included in depreciation.

Goodwill

       The excess of the purchase price over the fair value of net assets acquired in purchase business combinations is recorded as goodwill. Goodwill is evaluated for impairment on an annual basis or as impairment indicators are identified, in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. On an ongoing basis, we assess the recoverability of goodwill by determining the ability of the specific assets acquired to generate future cash flows sufficient to recover the unamortized goodwill over the remaining useful life. We estimate future cash flows based on the current performance of the acquired assets and our business plan for those assets. Changes in business conditions, major customers or other factors could result in changes in those estimates. Goodwill determined to be unrecoverable based on future cash flows is written-off in the period in which such determination is made.

Fresh Start Accounting

       In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), the Company adopted fresh start accounting as of January 31, 2003, and the Company’s emergence from chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity’s assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined using appropriate current interest rates. The effective date is considered to be the close of business on January 31, 2003 for financial reporting purposes. The periods presented prior to January 31, 2003 have been designated “Predecessor Company” and the periods subsequent to January 31, 2003 have been designated “Reorganized Company.” As a result of the implementation of fresh start accounting, the financial statements of the Company after the effective date are not comparable to the Company’s financial statements for prior periods.

Impairment of Long-lived Assets

       Long-lived assets, such as property and equipment, goodwill and purchased intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Effective January 1, 2002, potential impairment of long-lived assets other than goodwill and purchased intangible assets with indefinite useful lives is evaluated using the guidance provided by Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

Accounting for Income Taxes

       As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent that we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a 100% valuation allowance as of March 31, 2004, due to uncertainties related to utilization of deferred tax assets, primarily relating to net operating loss carryforwards, before they expire. In accordance with SOP 90-7, reductions in the valuation allowance that relate to deferred tax assets generated before emergence from bankruptcy will reduce intangible assets to zero and then increase additional paid-in capital.

Derivative Financial Instruments

       Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Instruments and Certain Hedging Activities (“SFAS 138”) and as further amended by Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. All derivative financial instruments are recorded in the consolidated financial statements at fair value. Changes in the fair values of derivative financial instruments are either recognized in earnings or in stockholders’ equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS 133. Changes in fair values of derivatives not qualifying for hedge accounting are reported in the statement of operations as they occur.

Recently Issued Accounting Pronouncements

       In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”) which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new rules resulted in an increase in net property, plant and equipment of $23.2 million, recognition of an asset retirement obligation of $35.4 million, and a cumulative effect of change in accounting principle that reduced net income and stockholders’ equity (deficit) by $12.2 million. Had we adopted SFAS 143 as of January 1, 2000, the asset retirement obligation would have been as follows (in thousands):

January 1, 2000	$22,653
December 31, 2000	$29,447
December 31, 2001	$32,122
December 31, 2002	$35,442
December 31, 2003	$38,019
March 31, 2004	$38,710

       These pro forma amounts are measured using information and assumptions as of the adoption date of this statement.

       In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections (“SFAS 145”). SFAS 145 amends or rescinds a number of authoritative pronouncements, including Statement of Financial Accounting Standards No. 4, Reporting Gains and Losses from Extinguishment of Debt (“SFAS 4”). SFAS 4 required that gains and losses from extinguishment of debt that were included in the determination of net income or loss be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Upon adoption of SFAS 145, gains and losses from extinguishment of debt will no longer be classified as extraordinary items, but rather will generally be classified as part of other income (expense) on our consolidated statement of operations. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002. We adopted the provisions of SFAS 145 on January 1, 2003. The adoption of this statement did not have a material impact on our consolidated financial position, results of operations or cash flows.

       In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting For Costs Associated with Exit or Disposal Activities (“SFAS 146”). The statement requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The requirements of SFAS 146 are effective for exit or disposal activities initiated after January 1, 2003. We adopted the provisions of SFAS 146 on January 1, 2003. The adoption of this statement did not have a material impact on our consolidated financial position, results of operations or cash flows.

       In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees on Indebtedness of Others (“FIN 45”). FIN 45 clarifies significant new disclosures to be made by a guarantor in its financial statements and requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The adoption of FIN 45 did not have a material impact on our financial position, results of operations or liquidity for the current reporting periods.

       In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS 148”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition disclosure requirements of SFAS 148 are effective for fiscal year 2002. The interim and annual disclosure requirements are effective for the first quarter of 2003. The adoption of SFAS 148 did not have a material effect on our consolidated financial position, results of operations or cash flows.

       In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, as previously amended by SFAS 138. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The adoption of SFAS 149 did not have a material effect on our consolidated financial position, results of operations or cash flows.

       In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 requires an investor with a majority of the voting interests in a variable interest entity (“VIE”) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. For entities that have interests in special purpose entities the provisions of FIN 46 are required to be adopted in periods ending after December 15, 2003. For all other types of variable interest entities, application is required in financial statements for periods ending after March 15, 2004. We have reviewed our investments and other arrangements and determined that none of our investee companies are VIEs. We have not invested in any new VIEs created after January 31, 2003.

       In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 amends certain other existing pronouncements. SFAS 150 is effective for mandatorily redeemable financial instruments of nonpublic entities for the first fiscal period beginning after December 15, 2004. For mandatorily redeemable financial instruments of public entities, the requirements of SFAS 150 must be applied in the first fiscal period beginning after June 15, 2003.

Inflation

       Some of our expenses, such as those for marketing, wages and benefits, generally increase with inflation. However, we do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Quantitative and Qualitative Disclosures About Market Risks

       We use financial instruments, including fixed and variable rate debt, to finance our operations. The information below summarizes our market risks associated with debt obligations outstanding as of March 31, 2004 and December 31, 2003. The following table presents principal cash flows and related weighted average interest rates by fiscal year of maturity of our fixed rate debt as of March 31, 2004:

	Expected Maturity Date

	2004	2005	2006	2007	2008	Thereafter	Total

	(dollars in thousands)
Long-term obligations:
Fixed rate	$—	$—	$—	$—	$—	$200,000	$200,000
Average interest rate	—	—	—	—	—	8.25%	8.25%

       As of March 31, 2004 and December 31, 2003, we had $439.2 million and $439.6 million, respectively, of variable rate debt outstanding under our credit facility at a weighted average interest rate of 3.51% and 3.95%, respectively. A 1% increase in the interest rate on our variable rate debt would have increased interest expense by approximately $1.1 million, $1.2 million and $0.7 million in the three months ended March 31, 2004, the two months ended March 31, 2003 and the one month ended January 31, 2003, respectively.

       In addition, as of March 31, 2004, we have an interest rate cap on $375.0 million of the variable rate debt outstanding under our credit facility, which caps our LIBOR risk at 7.0% through February 10, 2006. As of March 31, 2004, the carrying amount and fair value of this instrument was $0.1 million.

Non-GAAP Financial Measures

Adjusted EBITDA

       Adjusted EBITDA consists of net income (loss) before depreciation, amortization and accretion, interest, income tax expense (benefit) and, if applicable, before discontinued operations and cumulative effect of change in accounting principle. For the periods prior to January 31, 2003, Adjusted EBITDA also excludes gain on debt discharge, reorganization items, and write-offs of investments in and loans to affiliates. We use a different definition of Adjusted EBITDA for the fiscal periods prior to our reorganization to enable investors to view our operating performance on a consistent basis before the impact of the items discussed above on the predecessor company. Each of these historical items was incurred prior to, or in connection with, our bankruptcy and is excluded from Adjusted EBITDA to reflect, as accurately as possible, the results of our core operations. Management does not expect any of these items to have a material financial impact on our operations on a going-forward basis because none of these pre-reorganization items is expected to occur in the foreseeable future.

       Adjusted EBITDA may not be comparable to a similarly titled measure employed by other companies, including companies in the tower sector, and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or “GAAP.”

       We use Adjusted EBITDA as a measure of operating performance. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities or other income statement or cash flow statement data prepared in accordance with GAAP.

       We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

•	it is the primary measure used by our management to evaluate the economic productivity of our operations, including the efficiency of our employees and the profitability associated with their performance, the realization of contract revenue under our long-term contracts, our ability to obtain and maintain our customers and our ability to operate our leasing and licensing business effectively;

•	it is widely used in the wireless tower industry to measure operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

•	we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results.

       Our management uses Adjusted EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results;

•	in presentations to our Board of Directors to enable it to have the same measurement of operating performance used by management;

•	for planning purposes, including the preparation of our annual operating budget;

•	for compensation purposes, including the basis for incentive quarterly and annual bonuses for certain employees, including our sales force;

•	as a valuation measure in strategic analyses in connection with the purchase and sale of assets; and

•	with respect to compliance with our credit facility, which requires us to maintain certain financial ratios based on Annualized EBITDA (as defined in our credit agreement).

       There are material limitations to using a measure such as Adjusted EBITDA, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income or loss. Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net income. Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP.

       Adjusted EBITDA (unaudited) for the years ended December 31, 2001 and 2002, the one month ended January 31, 2003, the eleven months ended December 31, 2003, the two months ended March 31, 2003 and the three months ended March 31, 2004 was calculated as follows:

	Predecessor Company			Reorganized	Predecessor	Reorganized Company
				Company	Company
			One Month	Eleven Months	One Month	Two Months	Three Months
	Year Ended	Year Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	January 31,	December 31,	January 31,	March 31,	March 31,
	2001	2002	2003	2003	2003	2003	2004

						(unaudited)	(unaudited)

	(in thousands)
Net income (loss)	$(654,769)	$(774,984)	$344,970	$(19,686)	$344,970	$(1,692)	$7,130
Depreciation, amortization and accretion expense	163,628	188,176	15,930	93,198	15,930	16,652	25,416
Interest income	(17,037)	(855)	(137)	(816)	(137)	(217)	(214)
Interest expense	212,174	226,536	4,721	50,863	4,721	9,261	9,616
Gain on debt discharge	—	—	(1,034,764)	—	(1,034,764)	—	—
Reorganization expense	—	4,329	—	—	—	—	—
Write-off of investments in affiliates	129,404	—	—	—	—	—	—
Write-off of loans to affiliates	26,980	—	—	—	—	—	—
Income tax expense	559	1,331	5	2,756	5	578	2,806
Reorganization items:
Adjust accounts to fair value	—	—	644,688	—	644,688	—	—
Professional and other fees	—	—	23,894	—	23,894	—	—
Loss (income) from operations of discontinued divisions, net of income taxes	(4,166)	12,689	686	1,987	686	(14)	124
Loss on disposal of discontinued divisions, net of income taxes	—	46,984	—	17,573	—	—	343
Cumulative effect of change in accounting Principle	—	376,753	12,236	—	12,236	—	—

Adjusted EBITDA (unaudited)	$(143,227)	$80,959	$12,229	$145,875	$12,229	$24,568	$45,221

Free Cash Flow

       Free cash flow (deficit) (unaudited), as we have defined it, is calculated as cash provided by (used in) operating activities less purchases of property and equipment. We believe free cash flow to be relevant and useful information to our investors as this measure is used by our management in evaluating our liquidity and the cash generated by our consolidated operating businesses. Our definition of free cash flow does not take into consideration cash provided by or used for acquisitions or sales of tower assets or cash used to acquire other businesses. Additionally, our definition of free cash flow does not reflect cash used to make mandatory repayments of our debt obligations. The limitations of using this measure include the difficulty in analyzing the impact on our operating cash flow of certain discretionary expenditures, such as purchases of property and equipment and our mandatory debt service requirements. Management compensates for these limitations by analyzing the economic effect of these expenditures and asset dispositions independently as well as in connection with the analysis of our cash flow. Free cash flow reflects cash available for financing activities, to strengthen our balance sheet, or cash available for strategic investments, including acquisitions of tower assets or businesses. We believe free cash flow should be considered in addition to, but not as a substitute for, other measures of liquidity reported in accordance with GAAP. Free cash flow, as we have defined it, may not be comparable to similarly titled measures reported by other companies. Free cash flow (deficit) for the years ended December 31, 2001 and 2002, the one month ended January 31, 2003, the eleven months ended December 31, 2003, the two months ended March 31, 2003 and the three months ended March 31, 2004 was calculated as follows:

	Predecessor Company			Reorganized	Predecessor	Reorganized Company
				Company	Company
			One Month	Eleven Months	One Month	Two Months	Three Months
	Year Ended	Year Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	January 31,	December 31,	January 31,	March 31,	March 31,
	2001	2002	2003	2003	2003	2003	2004

						(unaudited)	(unaudited)

	(in thousands)
Net cash provided by (used in) operating activities	$(12,133)	$36,286	$5,892	$96,962	$5,892	$11,927	$27,840
Less: Purchases of property and equipment	(374,245)	(61,181)	(2,737)	(21,712)	(2,737)	(2,255)	(6,309)

Free cash flow (deficit) (unaudited)	$(386,378)	$(24,895)	$3,155	$75,250	$3,155	$9,672	$21,531

       Cash flow provided by (used in) investing activities and cash flows provided by (used in) financing activities for the years ended December 31, 2001 and 2002, the one month ended January 31, 2003, the eleven months ended December 31, 2003, the two months ended March 31, 2003 and the three months ended March 31, 2004 was calculated as follows:

	Predecessor Company			Reorganized	Predecessor	Reorganized Company
				Company	Company
			One Month	Eleven Months	One Month	Two Months	Three Months
	Year Ended	Year Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	January 31,	December 31,	January 31,	March 31,	March 31,
	2001	2002	2003	2003	2003	2003	2004

						(unaudited)	(unaudited)

	(in thousands)
Net cash provided by (used in) investing activities	$(984,724)	$(69,966)	$(2,737)	$37,291	$(2,737)	$78,873	$(7,817)

Net cash provided by (used in) financing activities	$475,751	$83,094	$(10,884)	$(147,075)	$(10,884)	$(76,128)	$3,896

BUSINESS

Introduction

       We are one of the largest, in terms of number of towers, and fastest growing, in terms of revenue growth, wireless tower operators in the United States. Our primary business is owning, leasing and licensing antenna sites on wireless and broadcast towers, owning and licensing in-building shared infrastructure systems and managing access to rooftop telecommunications on commercial real estate. For the three months ended March 31, 2004, 100% of our revenues came from our site operations.

       We have a portfolio of over 7,500 towers, primarily located in the top 100 BTA markets in the United States. We believe that the growing use of wireless communication services together with capacity constraints in the top 100 BTA markets will continue to increase the demand for tower assets located in these markets and drive the growth of our business.

       Our business is characterized by stable and recurring revenues, predictable operating costs and a low level of capital expenditures. We expect to continue to increase our revenues by adding new customers to our towers and by providing additional space to our existing customers. Revenues from our existing customers are expected to grow because of contractual provisions that increase our customers’ payments to us on an annual basis. In addition, we experience minimal customer turnover due to long-term customer contracts, the quality of our assets and the significant relocation costs for our existing customers. Approximately 83% of our revenues are derived from the six largest wireless service providers and their affiliates, two of which were responsible for 52% of our revenues for the one month ended January 31, 2003, 50% of our revenues for the eleven months ended December 31, 2003 and 50% of our revenues for the three months ended March 31, 2004.

Products and Services

       Our business consists of site leasing and licensing operations. As of March 31, 2004, we owned or operated 7,504 wireless towers and in-building systems and 78 broadcast towers primarily located in the top 100 BTA markets in the United States. We have major metropolitan market clusters in Los Angeles, Chicago, San Francisco, Philadelphia, Detroit and Dallas. Our principal business is the leasing of space on our antenna sites to wireless carriers, which represents approximately 94% of our monthly revenues.

       Wireless Tower Ownership, Leasing, Licensing and Management. We are one of the largest independent owners and operators of wireless communications towers in the United States. We provide antenna site services, which primarily involve the leasing and licensing of antenna space on our towers, to wireless carriers. In leasing and licensing antenna space, we generally receive monthly fees from customers. Our customer leases and licenses typically have original terms of five to ten years, with four or five renewal periods of five years each, and usually provide for periodic rate increases ranging from two percent to five percent per year. Monthly pricing varies with the tower location and the number and type of antennas installed on a given site. Our wireless leasing customers are leading wireless service providers, including AT&T Wireless, Cingular, Nextel, Sprint PCS, T-Mobile, Verizon Wireless and their affiliates.

       Over the last two years, we have taken steps to reduce our capital commitments, particularly with respect to the acquisition and construction of wireless towers. For example, in November 2001, we paid $35 million to SBC to reduce the number of towers to be leased or subleased from SBC. In 2002, we implemented a plan to reduce the number of new tower constructions and acquisitions, and, in February 2003, we sold 545 wireless communications towers to Cingular and further reduced the number of towers to be leased or subleased from SBC.

       In-Building Shared Infrastructure Solutions. We are a leading provider in the rapidly growing business of in-building neutral host distributed antenna systems serving telecommunications carriers in the United States. We have the exclusive rights to provide in-building systems to wireless carriers in over 300 retail shopping malls, casino/hotel resorts and office buildings in the United States. Our leases with property owners for the rights to install and operate the in-building systems are generally for an initial period of ten years. Some of these leases contain automatic extension provisions and continue after the initial period unless terminated by us. Under these leases, we are the exclusive operator of in-building neutral host distributed antenna systems for the term of the lease. We are also responsible for marketing the property as part of our portfolio of telecommunications sites and for installing, operating and maintaining the distributed antenna system at the properties. We grant rights to wireless service providers to attach their equipment to our in-building system for a fee under licenses with the providers that typically have an initial term of ten years. We typically share a portion of the collected fees with the property owners.

       Broadcast Tower Ownership, Leasing, Licensing and Management. We are one of the largest independent owners and operators of broadcast towers in the United States. Broadcast towers generally are taller and structurally more complex than wireless towers, require unique engineering skills and are more costly to build. The anchor customers on our broadcast towers are mostly television broadcasting companies. We provide antenna site services, which involve the leasing and licensing of antenna space on our broadcast towers to broadcasters and wireless carriers. In leasing and licensing antenna space, we generally receive monthly fees from customers, with contracts typically initially ranging from ten to 20 years.

       The following chart shows the locations of our wireless towers, broadcast towers and in-building systems as of March 31, 2004:

State	Number

Texas	1,019
California	842
Illinois	738
Ohio	556
Michigan	397
Florida	336
Missouri	325
Georgia	226
Pennsylvania	226
Alabama	206
Oklahoma	202
New York	197
Louisiana	179
North Carolina	177
Washington	148
Arkansas	141
Indiana	129
Wisconsin	123
Maryland	120
Other	1,295

Total	7,582

       Rooftop Management. We also provide rooftop management services to telecommunications carriers in the United States. We are the exclusive site manager for over 10,000 real estate properties, with significant access clusters in major metropolitan areas. Wireless carriers utilize our managed rooftop sites as transmitting locations, often where there are no existing towers or where new towers are difficult to build. Our rooftop management contracts are generally for an initial period of three to five years. These contracts contain automatic extension provisions and continue after the initial period unless terminated by either party. Under these contracts, we are engaged as the exclusive site manager for rooftop management. For these services, we receive a percentage of occupancy or license fees.

       We formerly provided design, fabrication, construction, modification and maintenance services for the broadcast tower industry. As of December 31, 2003, due to the reduced demand from our primary customers in the radio and television broadcast industries, we discontinued the operations of our broadcast services division. This business was sold on March 1, 2004.

Competitive Strengths

       We believe that we are distinguished by the following competitive strengths which will allow us to continue to grow our revenues and increase our operating margins:

       High Quality Assets. We believe that the quality of our portfolio of tower assets, including our tower clusters in major metropolitan markets, makes us a preferred provider for the largest carriers in the wireless industry. In addition, because our tower portfolio was predominantly built over the last four years and we acquired primarily single-tenant towers from wireless carriers, we have fewer customers per tower than the other publicly traded tower companies. Therefore, we expect that as we add new customers our revenue per tower will grow at a faster rate than revenue per tower of other publicly traded tower companies. Over the last two years, we have been a leader in the tower industry in terms of key operating performance measures such as same tower revenue.

       Stable and Growing Core Business. Our focus on the leasing and licensing of antenna space on communications towers pursuant to long-term contracts provides us with a recurring, stable cash flow stream. Significant relocation costs also tend to deter existing customers from switching to other towers. Our leases and licenses generally provide for regular annual rate increases. Because our tower operating expenses generally do not increase significantly as we add additional customers, once a tower is built for an anchor customer, additional customers provide significant incremental cash flow.

       Low Levels of Debt in our Capital Structure. We currently operate with the lowest levels of total debt and debt leverage among the publicly traded tower companies. We also have substantially completed the build-out of our wireless tower portfolio and terminated our build-to-suit contracts with wireless carriers. These measures have reduced our capital expense commitments and our future funding requirements. We believe our lower level of total debt and funding requirements will increase our financial flexibility relative to the other publicly traded tower companies and will enhance our cash flow generating capability.

       Disciplined Approach to Operations. Over the last 12 quarters, we have aggressively focused on operating cost controls. During that time, we reduced our quarterly sales, general and administrative expenses as a percentage of revenue from 34% to 14%. In addition, as a result of initiatives by our management team over the past two years, we believe that our accounts receivable as a percentage of revenues is the lowest among the publicly traded tower companies. By reducing the amount of working capital required to operate our business we have improved our operating flexibility.

       Experienced Management. Our senior management team has been in place for four years and its members have an average of over 11 years of experience in the wireless industry. Our chief operating officer and the presidents of our leasing and broadcast divisions, for example, have a combined 38 years of experience in management positions at wireless carriers.

Business Strategy

       We intend to capitalize on the continued growth in demand for wireless services and the related infrastructure required to support that growth. The principal features of our business strategy are to:

       Maximize Use of Our Tower Portfolio. We believe that our highest returns will be achieved by leasing and licensing additional space on our existing towers. Because the costs of operating a tower are largely fixed, increasing utilization will significantly improve our operating margins. For example, from March 31, 2003 to March 31, 2004, our tower count has increased from 7,488 to 7,582 and for the same period, excluding the 545 SBC towers in California and Nevada that were sold to Cingular on February 10, 2003, our total revenues increased 12.5% and our costs of operations, excluding depreciation, amortization and accretion expenses, increased 1.7%.

       Take Advantage of Our Major Market Presence. Approximately 58% of our wireless antenna sites are located in the top 50 BTA markets and approximately 71% of our wireless antenna sites are located in the top 100 BTA markets in the United States, which are the highest percentages among the publicly traded tower companies. Approximately 60% of the U.S. population is located in the top 50 BTA markets and approximately 74% of the U.S. population is located in the top 100 BTA markets. We believe the increase in peak minutes of use, together with capacity constraints, in these markets will lead carriers to deploy more capital to expand their network capacity in these markets than in other markets.

       Leverage Existing Relationships with Wireless Service Providers and Their Program Management Companies. Maintaining and cultivating relationships with wireless service providers is a critical focus of our sales and marketing program. We have a dedicated group of sales representatives that focuses on establishing and maintaining relationships with customers at both local and regional levels. In addition, we employ an experienced national accounts team that works closely with each wireless service provider’s corporate headquarters and senior management team to cultivate and ensure long-term relationships.

       Capitalize on Our Industry-Leading Position in Providing In-Building Shared Infrastructure Solutions to Wireless Carriers. We have the largest operational base of distributed antenna systems providing in-building wireless coverage in the tower industry. We also have a leading position in distributed radio frequency transport. We believe wireless carriers will continue to commit greater financial resources to these areas as they seek to improve network quality and provide additional high quality network coverage.

Customers

       Our customers include several of the largest wireless service providers in the United States, including AT&T Wireless, Cingular, Nextel, Sprint, T-Mobile and Verizon Wireless. Our largest customers currently are Nextel (and its affiliates) and Cingular, which represented approximately 29% and 23%, respectively, of our revenues for the one month ended January 31, 2003, approximately 30% and 20%, respectively, of our revenues for the eleven months ended December 31, 2003 and approximately 28% and 21%, respectively, of our revenues for the three months ended March 31, 2004.

Sales and Marketing

       We believe that our quality portfolio of tower assets, our strong customer relationships and our operational excellence make us a preferred provider for the wireless industry. Our sales and marketing goals are to:

•	Leverage existing relationships and develop new relationships with wireless service providers to lease and license antenna space on our tower, in-building and rooftop assets; and

•	Form relationships with wireless service providers’ program management companies to further broaden our channels of distribution.

       Maintaining and cultivating relationships with wireless service providers is a critical focus of our sales and marketing program. We have a dedicated group of sales representatives that focuses on establishing and maintaining relationships with customers at both local and regional levels. In addition, we employ an experienced national accounts team that works closely with each wireless service provider’s corporate headquarters and senior management team to cultivate and ensure long-term relationships.

       Our sales staff is compensated on new customer revenue generation, relocation/reconfiguration revenue, fee revenue and customer satisfaction. In addition, our sales teams rely on the complementary functions of our field support services and project management teams to further identify revenue opportunities and enhance customer satisfaction.

Competition

       Our principal competitors include American Tower Corp., Crown Castle International Corp., Global Signal, Inc., SBA Communications Corp., Sprint Sites USA, numerous independent tower operators and the many owners of non-tower antenna sites, including rooftops, water towers and other alternate structures. Wireless service providers, such as AT&T Wireless, Sprint PCS and T-Mobile, own and operate their own tower networks and lease (or may in the future decide to lease) antenna sites to other providers. We compete principally on the basis of tower location and capacity, price, quality of service and density of service within a geographic market.

       Technological developments are also making it possible for wireless carriers to expand their use of existing facilities to provide service without additional tower facilities. The increased use by carriers of signal combining and related technologies, which allow two or more carriers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one carrier, could reduce the demand for tower-based broadcast transmissions and antenna space. In addition to sharing transmitters, carriers are, through joint ventures and other arrangements (such as Cingular’s infrastructure joint ventures with T-Mobile and AT&T Wireless), sharing (or considering the sharing of) telecommunications infrastructure in ways that might adversely impact the growth of our business.

       In addition, wireless service providers frequently enter into agreements with competitors allowing them to utilize one another’s wireless communications facilities to accommodate customers who are out of range of their home providers’ services. These roaming agreements may be viewed by wireless service providers as a superior alternative to leasing space for their own antennas on communications sites we own.

Employees

       As of March 31, 2004, we had 440 employees. None of our employees is represented by a collective bargaining agreement, and we consider our employee relations to be good.

International

       During 2001, we ceased development efforts in Europe and Mexico. In 2002, we sold our network services operations in Canada. As a result of the sale of our remaining towers located in Canada in September 2003, we no longer have international operations.

Regulatory and Environmental Matters

Federal Regulations

       Both the FCC and the FAA regulate towers used for communications transmitters and receivers. These regulations control the siting, marking and lighting of towers and generally, based on the characteristics of the tower, require registration of tower facilities with the FCC. Wireless and broadcast communications antennas operating on towers are separately regulated and independently authorized by the FCC based upon the particular frequency used and the service provided. In addition to these regulations, SpectraSite must comply with certain environmental laws and regulations.

       Under the requirements of the Communications Act of 1934, as amended, the FCC, in conjunction with the FAA, has developed standards for review of proposals for new or modified antenna structures. These standards mandate that the FCC and the FAA consider the height of the proposed antenna structure, the relationship of the structure to existing natural or man-made obstructions and the proximity of the structure to runways and airports. Proposals to construct new communications sites or modify existing communications sites that could affect air traffic must be filed with and reviewed by the FAA to ensure the proposals will not present a hazard to aviation. The FAA may condition its issuance of no-hazard determinations upon compliance with specified lighting and marking requirements. The FCC will not authorize the operation of communications antennas on towers unless the tower has been registered with the FCC or a determination has been made that such registration is not necessary. The FCC will not register a tower unless it has received all necessary clearances from the FAA. The FCC also enforces special lighting and marking requirements. Owners of towers on which communications antennas are located have an obligation to maintain marking and lighting to conform to FCC standards. Tower owners also bear the responsibility of notifying the FAA of any tower lighting failures. We generally outsource the monitoring of the lighting of our towers to contractors that specialize in those services. However, under the FCC’s rules, we remain fully liable for the acts and omissions of those contractors. We generally indemnify our customers against any failure to comply with applicable standards. Failure to comply with the applicable requirements (including as a result of acts or omissions of our contractors, which may be beyond our control) may lead to monetary forfeitures or other enforcement actions, as well as civil penalties, contractual liability and/or tort liability.

       The Telecommunications Act of 1996 amended the Communications Act of 1934 by limiting state and local zoning authorities’ jurisdiction over the construction, modification and placement of wireless communications towers. The law preserves local zoning authority but prohibits any action that would discriminate between different providers of wireless services or ban altogether the construction, modification or placement of communications towers. It also prohibits state or local restrictions based on the environmental effects of radio frequency emissions to the extent the facilities comply with the FCC regulations. The 1996 Act also requires the federal government to help licensees of wireless communications services gain access to preferred sites for their facilities. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

       In October 2000, the FCC adopted rules and policies related to telecommunications service providers’ access to rooftops, other rights-of-way and conduits in multi-tenant buildings. The FCC prohibited telecommunications carriers in commercial settings from entering into new exclusive contracts with building owners, including contracts that effectively restrict premises owners or their agents from permitting access to other telecommunications service providers. The FCC also established procedures to ensure that the demarcation point in buildings, which marks the end of the incumbent local exchange carrier’s control over on-premises wiring and the beginning of the customer’s or building owner’s control, will, at the premises owner’s request, be at the “minimum point of entry” to the structure rather than further inside the premises. In addition, the FCC determined that, under the Communications Act, utilities, including local exchange carriers, will be required to afford telecommunications carriers and cable service providers reasonable and nondiscriminatory access to conduits and rights-of-way in customer buildings, to the extent such conduits and rights-of-way are owned or controlled by the utility. Finally, the FCC amended its existing rules to give building tenants the same ability to place on their leased or owned property small satellite dishes for receiving telecommunications and other fixed wireless signals that they currently have for receiving video services.

       In the same October 2000 action, the FCC sought comment on a number of related issues, including whether the prohibition on exclusive contracts should be extended to residential buildings; whether it should be broadened to prohibit preferences other than exclusive access, such as exclusive marketing or landlord bonuses for tenants; whether the FCC should prohibit carriers from enforcing exclusive access provisions in existing contracts for commercial or residential multi-tenant buildings; and whether the agency has authority to prohibit local exchange carriers from providing services to multi-tenant buildings where the owners maintain policies unreasonably preventing competing carriers from gaining access to potential customers within the building. This proceeding remains open, and the FCC could act on it at any time.

       In June 2003, the FCC issued a Notice of Proposed Rulemaking seeking comment on a draft agreement between the FCC, the Advisory Council on Historic Preservation and the National Conference of State Historic Preservation Officers that would tailor and streamline procedures for review of towers and other FCC licensed communications facilities under the National Historic Preservation Act of 1966, or “NHPA”, and on related revisions to the FCC’s rules. The FCC has indicated that the intent of the agreement and the proposed rule revisions is to improve compliance with the NHPA and streamline the review process for construction of towers and other FCC licensed communications facilities. We cannot predict with certainty whether, and if so when, the FCC’s proposals will be adopted, and, if they are, the effect they will have on our business.

       In October 2003, the FCC released a Notice of Apparent Liability in which the agency proposed to impose a $120,500 forfeiture for an alleged failure to comply with the provisions of the Communications Act and the FCC’s rules relating to the registration and lighting of two towers. The proposed fine is the statutory maximum for such violations, resulting in part from the FCC’s determination that we had several similar forfeitures in the past three years. The FCC also required that we submit a report concerning our compliance with the laws and regulations applicable to towers, and directed the FCC’s Enforcement Bureau to review that report and conduct a broader investigation if appropriate. At this time, we have replied to the proposed forfeiture, stating that the majority of the FCC’s claim is meritless. The FCC has taken no further adverse action, and the recommended forfeiture in the Notice of Apparent Liability has not yet been imposed. We have completed our compliance report to the FCC. Any failure to comply with the Communications Act or the FCC rules could have a material adverse effect on our business, financial condition or results of operations.

       In 1996, the FCC mandated the conversion of analog television signals to digital. As a result of several subsequent rulings by the FCC, each commercial television station in the United States was required to complete construction of new digital broadcasting facilities by May 1, 2002. Non-commercial stations were given until May 1, 2003, to complete digital construction. By April 21, 2003, all television stations were required to be simulcasting at least 50% of their programming on both their analog and digital facilities and must convert to 100% simulcasting within two years. The simulcasting transition is scheduled to end in 2006, when television broadcasters will be required to terminate analog service, unless that date has been extended based on satisfaction of statutory standards demonstrating that significant portions of the viewing public do not have the ability to receive digital television signals.

       Although these deadlines have resulted from past extensions by the FCC of previous deadlines, various broadcasters have requested that the FCC further extend the current conversion deadlines. In December 2001, the FCC declined to issue a blanket extension of the current deadlines, however, and instead agreed to continue to consider extension requests by particular broadcasters on a case-by-case basis, and made it easier for broadcasters to qualify for such extensions. As of October 2003, more than 80% of the nation’s commercial TV stations are broadcasting a digital television signal. Of the remaining commercial stations, most have been granted an additional extension to comply with their digital broadcast requirements, while a few have been denied such extensions and received letters of admonishment from the FCC. In April 2003, the FCC granted a six-month waiver on digital television simulcast requirements for all public television stations.

       We believe that, although the planned conversion to digital might continue to be delayed through FCC extensions or the failure of various broadcasters to achieve the conversion in accordance with the established deadlines, if and when the conversion occurs, it will create significant potential for increased demand for space on broadcast towers, including our towers.

       In August 2002, the FCC adopted a rule requiring all TV receivers manufactured in the United States with screen sizes greater than 13 inches, and all TV receiving equipment, such as VCRs and digital television recorders, be capable of receiving digital television signals over the air no later than July 1, 2007. We believe that this increased penetration of digital television capability among the general broadcast audience may also hasten the digital conversion and add to the demand for digital television broadcast towers.

State and Local Regulations

       Most states regulate certain aspects of real estate acquisition and leasing activities. Where required, we outsource site acquisition to licensed real estate brokers or agents. Local regulations and restrictions include building codes and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations and restrictions vary greatly, but typically require tower owners to obtain a permit or other approval from local officials or community standards organizations prior to tower construction and prior to modifications of towers, including installation of equipment for new customers. Local zoning authorities generally have been hostile to construction of new transmission towers in their communities because of the height and visibility of the towers. Companies owning or seeking to build or modify towers have encountered an array of obstacles arising from state and local regulation of tower site construction and modification, including environmental assessments, fall radius assessments, marking and lighting requirements, and concerns with interference with other electronic devices. The delays resulting from the administration of such restrictions can last for several months and, when appeals are involved, can take several years.

Environmental and Related Regulations

       Owners and operators of communications towers are subject to environmental laws. The FCC’s decision to register a proposed tower may be subject to environmental review under the National Environmental Policy Act of 1969, which requires federal agencies to evaluate the environmental impacts of their decisions under certain circumstances. The FCC has issued regulations implementing the National Environmental Policy Act, as well as the National Historic Preservation Act, the Endangered Species Act and the American Indian Religious Freedom Act. These regulations place responsibility on each applicant to investigate potential environmental and other effects of operations and to disclose any significant effects in an environmental assessment prior to constructing a tower or adding a new customer on a tower. In the event the FCC determines that a proposed tower would have a significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement. In addition, various environmental groups routinely petition the FCC to deny applications to register new towers. This regulatory process can be costly and could significantly delay the registration of a particular tower. In addition, we are subject to environmental laws that may require investigation and remediation of any contamination at facilities we own or operate or at third-party waste disposal sites. These laws could impose liability even if we did not know of, or were not responsible for, the contamination. Although we believe that we currently have no material liability under applicable environmental laws, the costs of complying with existing or future environmental laws, responding to petitions filed by environmental protection groups, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business, financial condition or results of operations.

       In August 2003, the FCC adopted a Notice of Inquiry to gather information on the impact of communications towers on migratory birds. The Notice of Inquiry is part of the FCC’s comprehensive action plan on environmental and historic preservation matters that Chairman Michael Powell announced in May 2003. This Notice of Inquiry marks the most significant action to date taken by the FCC on this subject and may lead to changes in the FCC’s environmental rules. In September 2003, the FCC announced a memorandum of agreement with the State of Michigan to conduct a study on the impact of communications towers on migratory birds. The results of this study and/or any rule changes resulting from the Notice of Inquiry could have a material adverse effect on our business, financial condition or results of operations.

Properties

       We are headquartered in Cary, North Carolina, where we currently occupy an owned 109,570 square foot office facility on 20.0 acres of land and lease 86,018 square feet of office space. We also own 161.7 acres of land in Mobile, Alabama, on which a 1,944 foot broadcast tower is located.

       Our interests in communications sites are comprised of a variety of fee interests, leasehold and sub-leasehold interests created by long-term lease or sublease agreements, private easements, and easements and licenses or rights-of-way granted by government entities. In rural areas, a communications site typically consists of a three-to-five acre tract that supports towers, equipment shelters and guy wires to stabilize the structure. Less than 2,500 square feet are required for a self-supporting tower structure of the kind typically used in metropolitan areas. Land leases generally have an initial term of five years, with five additional five-year renewal periods. See “— Products and Services” for a list of the locations of our wireless towers.

Legal Proceedings

       On April 23, 2004, Winstar Communications, LLC and Winstar of New York, LLC (collectively, “Winstar”) filed a class action lawsuit in the United States District Court for the Southern District of New York against a class alleged to consist of more than 800 owners and managers of commercial real estate properties that have entered into leases or other arrangements with Winstar. The defendants include real estate investment trusts, privately held commercial real estate companies, the Building Owners and Managers Association of New York (“BOMA”) and SpectraSite Building Group, Inc., one of our subsidiaries. The suit asserts claims for violations of federal and state antitrust law, and federal communications law, and seeks an unspecified amount of monetary damages and specific performance. The claims are premised upon the allegations, among others, that the defendants, through BOMA and other rooftop managers including SpectraSite Building Group, Inc., conspired to fix rental prices of building access for telecommunications services by disseminating non-public pricing information among the defendants that stabilized building access rates for competitive telecommunications providers such as Winstar. We believe that this suit is without merit. While the suit is in its early stage and we are unable to predict its outcome, we do not expect it to have a material adverse effect on our business.

       We emerged from bankruptcy on February 10, 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Overview” for a discussion of our bankruptcy proceedings. Our subsidiaries, including Communications, were not part of the bankruptcy reorganization.

       From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not currently a party to any such legal proceeding, the adverse outcome of which, individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

       The following table sets forth information regarding our directors and executive officers:

Name	Age	Position

Stephen H. Clark	59	President, Chief Executive Officer, Chairman and Director
Timothy G. Biltz	45	Chief Operating Officer
David P. Tomick	52	Executive Vice President and Chief Financial Officer
Dale A. Carey	39	President, Wireless Division
Thomas A. Prestwood, Jr.	51	President, Broadcast Division
Gabriela Gonzalez	42	Senior Vice President and Controller
John H. Lynch	46	Vice President, General Counsel and Secretary
Paul M. Albert, Jr.	61	Director
Robert Katz	37	Director
Richard Masson	45	Director

       Stephen H. Clark is President, Chief Executive Officer and Chairman of the Board of Directors of SpectraSite. He has been a director of SpectraSite since its formation in May 1997 and Chairman since September 2002. Mr. Clark has 25 years of general management experience in high growth companies in the communications, technology and manufacturing sectors.

       Timothy G. Biltz is Chief Operating Officer. Prior to joining SpectraSite in August 1999, Mr. Biltz spent 10 years at Vanguard Cellular Systems, Inc., most recently as Executive Vice President and Chief Operating Officer. He joined Vanguard in 1989 as Vice President of Marketing and Operations and was Executive Vice President and President of U.S. Wireless Operations from November 1996 until May 1998 when he became Chief Operating Officer. Mr. Biltz was instrumental in Vanguard’s development from an initial start-up to an enterprise with over 800,000 subscribers.

       David P. Tomick is Executive Vice President and Chief Financial Officer. Mr. Tomick joined SpectraSite in 1997. From 1994 to 1997, Mr. Tomick was Chief Financial Officer of Masada Security, Inc., a company engaged in the security monitoring business. From 1988 to 1994, he was Vice President — Finance of Falcon Cable TV where he was responsible for debt management, mergers and acquisitions, equity origination and investor relations. Prior to 1988, he managed a team of corporate finance professionals focusing on the communications industry for The First National Bank of Chicago.

       Dale A. Carey is President of SpectraSite’s Wireless Division. Mr. Carey joined SpectraSite as Senior Vice President of Services and Operations in February 2000, was elected President of SpectraSite Building Group, Inc. in October 2000 and assumed his current position in May 2002. Prior to joining SpectraSite, Mr. Carey served in various capacities for the Pennsylvania Super System of Vanguard Cellular Systems since 1989, most recently as the Regional Vice President and General Manager.

       Thomas A. Prestwood, Jr. is President of SpectraSite’s Broadcast Division. Mr. Prestwood joined SpectraSite in November 2001. Mr. Prestwood has over 15 years of senior management experience and executive level work in the telecommunications industry, most recently as Regional Vice President for Telecorp PCS. Prior to joining Telecorp, Mr. Prestwood served as an Executive Vice President for Highland Holdings and a Market Director for AT&T Wireless Services. For Vanguard Cellular Systems, Inc., Mr. Prestwood served as Vice President from 1990 to 1995 and as a Senior Vice President from 1995 until the company was acquired by AT&T Wireless in 1999.

       Gabriela Gonzalez is Senior Vice President and Controller. Prior to joining SpectraSite in April 2000, Ms. Gonzalez served as Controller for Commercial Operations for GlaxoWellcome (now GlaxoSmithKline). Before joining GlaxoWellcome in 1998, Ms. Gonzalez served as Controller for Alyeska Pipeline, the operator of the TransAlaskan Pipeline. Ms. Gonzalez is a Certified Public Accountant in Alaska and North Carolina.

       John H. Lynch is Vice President, General Counsel and Secretary. Prior to joining SpectraSite in August 1999, Mr. Lynch served as General Counsel for Qualex Inc., the wholly owned photofinishing subsidiary of Eastman Kodak Company. Before joining Qualex in 1989, Mr. Lynch practiced corporate and real estate law in the Atlanta, Georgia offices of Wildman, Harrold, Allen, Dixon and Branch.

       Paul M. Albert, Jr. has been a director of SpectraSite since February 2003. Mr. Albert is a corporate director, a finance and capital markets consultant primarily engaged in educating bankers at global financial institutions, and a private investor. He has been a director of DigitalGlobe, Inc. since April 1999 and prior to the sale of the companies was a director of CAI Wireless Systems from December 1998 to August 1999 and Teletrac Inc. from December 1999 to April 2001. In his capacity as a corporate director he has served on audit, compensation, finance, and governance committees, often as committee chairman, and is a director of the New York Chapter of the National Association of Corporate Directors. From 1970 to 1996 he was an investment banker, holding senior officer positions at Morgan Stanley & Co. and Prudential Securities.

       Robert Katz has been a director of SpectraSite since February 2003. Mr. Katz has been associated with Apollo Management, L.P. since 1990. Mr. Katz is also a director of Vail Resorts, Inc.

       Richard Masson has been a director of SpectraSite since February 2003. Mr. Masson is a Principal and co-founder of Oaktree Capital Management, LLC, an investment advisory firm with over $25 billion of assets under management. Until January 2004, he served as co-Head of Research for their distressed debt funds. Prior to joining Oaktree, Mr. Masson was the head of the Special Credits analytic group at The TCW Group, Inc.

SELLING STOCKHOLDERS

       The following table sets forth certain information as of April 2, 2004 as to the number of shares of common stock beneficially owned as determined in accordance with SEC rules, and the percentage of outstanding shares beneficially owned by the selling stockholders.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Before			Beneficially Owned After
	This Offering			This Offering

	Number	Percentage	Shares	Number	Percentage
Name of Beneficial Owner	of Shares	of Class	Offered	of Shares(1)	of Class

Funds affiliated with Apollo Management V, L.P.(2)	4,208,514	8.7	3,659,578	548,936	1.1
Funds managed by Oaktree Capital Management, LLC(3)	3,647,481	7.6	3,171,723	475,758	*
Funds managed by Capital Research and Management Company(4)	2,506,400	5.2	2,179,478	326,922	*

*	Less than 1%.

(1)	If the underwriters exercise their option to purchase 1,351,616 additional shares in full, the selling stockholders will no longer own any shares of common stock.

(2)	With respect to Apollo Management V, L.P. (“Apollo Management”), includes 4,208,514 shares of common stock held by AP Towers LLC (“AP Towers”). The members of AP Towers are Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. and other affiliated investment partnerships (collectively, the “Apollo Funds”). Apollo Management serves as manager of each of AP Towers and each of the Apollo Funds and as such may be deemed to have voting and investment control over the shares held by AP Towers. Mr. Katz, a director of SpectraSite, is associated with Apollo Management but does not beneficially own any of the shares held by AP Towers or the Apollo Funds. The business address of AP Towers and each of the Apollo Funds is c/o Apollo Management, 1301 Avenue of the Americas, New York, NY 10019.

(3)	Includes 2,415,896 shares of common stock held by OCM Opportunities Fund IV, L.P. and 1,231,585 shares held by OCM Opportunities Fund IVb, L.P. Excludes 5,111 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Oaktree Capital Management, LLC is the general partner of each of the funds and as such may be deemed to have voting and investment control over the shares held by the funds. Oaktree Capital Management, LLC disclaims beneficial ownership of the shares except to the extent of its pecuniary interest in the shares. The business address for the Oaktree funds is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(4)	Capital Research and Management Company is the beneficial owner of common stock, arising from the beneficial ownership by certain investment companies and other managed accounts, including investment companies registered under the Investment Company Act of 1940, which are advised by Capital Research and Management, a registered investment adviser. Such shares are beneficially held by the funds in their capacity as investment companies and are beneficially held by Capital Research and Management as an investment adviser. Capital Research and Management has sole voting power and sole dispositive power over the shares but has no pecuniary interest in and disclaims beneficial ownership of such shares. The business address for Capital Research and Management is 333 S. Hope St., 55th Floor, Los Angeles, California 90071.

UNDERWRITING

       We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Number of
Underwriters	Shares

Goldman, Sachs & Co.	4,054,851
Bear, Stearns & Co. Inc.	1,238,982
Citigroup Global Markets Inc.	1,238,982
Lehman Brothers Inc.	1,238,982
Raymond James & Associates, Inc.	1,238,982

Total	9,010,779

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,351,616 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,351,616 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$1.1669	$1.1669
Total	$10,514,678.02	$12,091,878.73

       Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.7001 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.1000 per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms.

       We, the selling stockholders and our current directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus in the case of the selling stockholders and 30 days after the date of this prospectus in the case of our current directors and executive officers, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans, sales to us by the selling stockholders or to sales of our common stock by certain of our executive officers under pre-arranged Rule 10b5-1 trading plans.

       Our common stock is listed on the New York Stock Exchange under the symbol “SSI.”

       A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of the offering of the common stock will not offer or sell any securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain (“FSMA”) with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

       The common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

       The common stock has not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any common stock in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

       No offer to sell the common stock has been or will be made in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the common stock in Hong Kong other than with respect to the common stock intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the common stock to the public in Singapore.

       This prospectus has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”) as a disclosure document for the purpose of the Australian Corporations Act 2001 (Cwlth) (the “Corporations Act”). The common stock may not be offered for sale (or transferred, assigned or otherwise alienated) to investors in Australia for 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or unless a compliant disclosure document is prepared and lodged with ASIC.

       The selling stockholders are responsible for underwriting discounts and commissions. We estimate that our share of the total expenses of the offering will be approximately $525,000.

       We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

       In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. They have received and will receive customary fees and commissions for these transactions. Goldman, Sachs & Co. was an underwriter in connection with the public offerings of our common stock in October 2003 and February 2004.

LEGAL MATTERS

       Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us. Cahill Gordon & Reindel LLP will pass upon certain matters for the underwriters.

EXPERTS

       The consolidated financial statements of SpectraSite, Inc. appearing in SpectraSite, Inc.’s Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the SEC (File No. 001-31769), are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (filed on February 25, 2004);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (filed on April 21, 2004);

•	our Current Report on Form 8-K (filed on May 4, 2004);

•	our proxy statement in connection with our upcoming 2004 annual meeting of stockholders (filed on April 22, 2004); and

•	the description of our common stock contained in our Registration Statement on Form 8-A (filed on August 14, 2003).

       In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents.

       You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

       Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request.

       Requests for any of these documents should be directed to:

SpectraSite, Inc.

400 Regency Forest Drive
Cary, North Carolina 27511
Attention: Secretary
Telephone: (919) 468-0112

       We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the public reference facilities of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC’s website is http://www.sec.gov.

       We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the sale of the common stock offered in this prospectus. This prospectus is part of that registration statement. This prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information about our company and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities or Internet website referred to above.

       Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,010,779 Shares

SpectraSite, Inc.
Common Stock

(SPECTRASITE LOGO)

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.
Citigroup
Lehman Brothers
Raymond James